Uber



2020
Proxy Statement

And Notice of Annual Meeting of Stockholders

We ignite opportunity by setting the world in motion.

Uber

Notice of 2020 Annual Meeting of Stockholders



Date & Time	Location	Record Date
May 11, 2020	**Virtual**	**March 16, 2020**
11:00 a.m. Pacific Time	A live webcast of the Annual Meeting will be available at www.virtualshareholdermeeting.com/uber2020	







Items of business:

Proposal 1:	Election of the nine director nominees named in this proxy statement.	✓ **For each nominee**
Proposal 2:	Approval, by non-binding vote, of the compensation paid to the company's named executive officers as disclosed in this proxy statement (the "say-on-pay vote").	✓ **For**
Proposal 3:	Approval, by non-binding vote, of the frequency (i.e., every one, two, or three years) of the say-on-pay vote.	✓ **For annual vote**
Proposal 4:	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020.	✓ **For**

Stockholders may participate in the annual meeting by logging in at www.virtualshareholdermeeting.com/uber2020. Please see page 74 of the proxy for additional information regarding participation in the virtual meeting.

Your vote is very important to us. You can be sure your shares are represented at the meeting if you are a stockholder of record by promptly voting electronically over the Internet or by telephone or by returning your completed proxy card in the pre-addressed, postage-paid return envelope (which will be provided to those stockholders who request to receive paper copies of these materials by mail) or, if your shares are held in street name, by returning your completed voting instruction card to your broker. If, for any reason, you desire to revoke or change your proxy, you may do so at any time before it is exercised. The proxy is solicited by the board of directors of Uber Technologies, Inc.

We cordially invite you to attend the meeting.

To Vote Prior to Annual Meeting

By Internet	By telephone	By mail
Go to www.proxyvote.com and follow the instructions	Call 1-800-690-6903	Sign, date and return your proxy card in the postage-paid envelope





By Order of the Board of Directors

Derek Anthony West
Chief Legal Officer and Corporate Secretary
San Francisco, CA
March 30, 2020

Important Information About Uber's Virtual Annual Meeting

Uber's 2020 Annual Meeting will be conducted virtually, via live webcast. If you were a holder of record of Uber common stock at the close of business on March 16, 2020, you are entitled to participate in the Annual Meeting on May 11, 2020. Below are some frequently asked questions regarding our Annual Meeting.



Ronald Sugar
Chairperson of the Board

Why did the Board decide to adopt a virtual format for the 2020 Annual Meeting?

"As a global company operating in over 69 countries with employees and stockholders around the world, we recognize the importance of providing convenient access to promote attendance and participation in our first Annual Meeting. The Board believes the virtual format will enhance attendance by providing safe and convenient meeting access to all of our stockholders, regardless of where they live—especially in light of concerns and restrictions on travel related to the recent global COVID-19 pandemic. This year, even stockholders without an Internet connection or a computer will be able to listen to the meeting by calling a toll-free telephone number.

In addition, we believe the virtual format will provide a better opportunity for stockholders to communicate with your Board by submitting questions before and during the meeting the virtual portal. Finally, the virtual meeting format will also eliminate many of the costs associated with holding a physical meeting, which is a smart choice for Uber and its stockholders. We look forward to high participation this year while lowering operating costs for the Company."

How can I view and participate in the Annual Meeting? To participate, visit *www.virtualshareholdermeeting.com/uber2020* and login with your 16-digit control number included in your proxy materials.

When can I join the virtual Annual Meeting? You may begin to log into the meeting platform beginning at 10:45 a.m. Pacific Time on May 11, 2020. The meeting will begin promptly at 11:00 a.m. Pacific Time on May 11, 2020.

How can I ask questions and vote? We encourage you to submit your questions and vote in advance by visiting *www.proxyvote.com*. Stockholders may also vote and submit questions virtually during the meeting (subject to time restrictions). To participate in the meeting webcast visit www.virtualshareholdermeeting.com/uber2020.

What if I lost my 16-digit control number? You will be able to login as a guest. To view the meeting webcast visit *www.virtualshareholdermeeting.com/uber2020* and register as a guest. If you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

What if I don't have Internet access? Please call 1-877-328-2502 (toll free) or 1-412-317-5419 (international) to listen to the meeting proceedings. You will not be able to vote your shares or ask questions during the meeting.

What if I experience technical difficulties? Please call 800-586-1548 (U.S.) or 303-562-9288 (international) for assistance.

Where can I find additional information? For additional information about how to attend the Annual Meeting, please see "Additional Information" on page 74.

If there are questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to a representative set of such questions at investor.uber.com. The questions and answers will remain available until Uber's 2021 Proxy Statement is filed. We also encourage you to read our Annual Report on Form 10-K available at www.proxyvote.com.

Your vote is important to us!
Please vote today at www.proxyvote.com

Letter from the CEO



Dara Khosrowshahi
Chief Executive Officer

Dear Stockholders,

While this proxy is retrospective and reflects a 2019 full of challenges and accomplishments, today we face our greatest challenge: the spread of COVID-19, and our collective response to it. We are confident in our ability to weather this crisis and emerge stronger. Our immediate focus is not just on ourselves, but on how we can play our part in "flattening the curve" of transmission, and how we can be a vital resource to cities by bringing our network and logistics expertise to bear.

Our technology is global, but our presence is hyper-local, so our teams are putting every effort into keeping cities moving safely, helping healthcare workers and first responders where we can, and powering local commerce and small businesses, while prioritizing the health and well-being of drivers, delivery people and everyone who uses Uber.

Looking back, I am proud of what our team accomplished in 2019. We completed a historic initial public offering, raising over $8 billion in proceeds; our platform grew to over 100 million monthly active platform consumers, generating over $65 billion in gross bookings; we made critical acquisitions like Careem; and we took big steps forward on safety, including the release of our industry-first U.S. Safety Report.

As we move into our next decade, we are more focused than ever on innovating for our consumers, continuing to create tremendous economic opportunity for the millions of people earning on our platform, and relentlessly executing against our strategy to drive sustainable, and profitable, growth.

I will leave you with something I have constantly said to the executive leadership team, our managers, and the whole company: at the end of the day, execution matters most. To execute well, we must lean in to the qualities that have been core to Uber from day one—tenacity, relentlessness, and grit—while ensuring that we build diverse teams of exceptionally talented people in the process. This means creating a culture of "faster, farther, together" driven by ownership, accountability, and doing the right thing for all of the communities and constituencies we serve.

Today we must execute not just for our families and our company, but also, most importantly, for our communities and the cities in which we live and operate.

As ever, thank you for your continued support as stockholders. It's an honor to be on this journey with you. We won't let you down.



Letter from the Chairperson of the Board



Ronald Sugar
Chairperson of the Board of Directors

Dear Stockholders,

On behalf of our entire Board, thank you for your investment and continued support of Uber.

When stockholders have a real voice, and boards have real oversight, everyone benefits. That's why best-in-class governance is so important to us at Uber, and why we have worked hard to reshape the governance practices, composition and independence of our Board and committees as we transitioned last year to become a newly-public company. Since our IPO we have ensured every share of Uber's stock comes with equal voting rights, instituted annual elections of all directors by majority voting, and implemented stock ownership guidelines, along with a clawback policy and an anti-hedging policy for all executive officers.

Recent director rotations have allowed us to further strengthen the experience base, independence and diversity of our Board, consistent with our large capitalization public company position. Eight of the nine directors proposed for election are independent, including the Chairperson, and one third are women. Most recently, we welcomed Mandy Ginsberg and Robert Eckert to the Board, and we look forward to drawing on their tremendous expertise as seasoned executives and corporate directors as we profitably grow Uber in the years ahead.

I would like to take this opportunity to offer my heartfelt thanks to our colleague Garrett Camp, Uber's co-founder and retiring board member, as he transitions into his new roles as board observer and product advisor following the 2020 Annual Meeting. Garrett is a tech innovator and entrepreneur to his core, having conceived and written the original Uber app. We are grateful for his decade of Board service and look forward to his continuing contributions as our partner going forward.

Your Board is excited about the opportunities that lie ahead for this very special company, and we are glad to have you along for the ride.



Table of Contents

Proxy Summary

We believe deeply in our bold mission. Every minute of every day, consumers and Drivers on our platform can tap a button and get a ride or tap a button and get work. We revolutionized personal mobility with ridesharing, and we are leveraging our platform to redefine the massive meal delivery and logistics industries. The foundation of our platform is our massive network, leading technology, operational excellence, and product expertise. Together, these elements power movement from point A to point B.

We ignite opportunity by setting the world in motion.

A global tech platform at massive scale

Serving multiple multi-trillion dollar markets with products leveraging our core technology and infrastructure







69
Countries

10,000+
Cities




* Financial measures in the Proxy Summary and Business and Performance Highlights in this proxy statement, unless otherwise indicated, are reproduced from our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020.

Unparalleled growth at scale with significant, loyal monthly active users across multiple products & segments[1]

Gross Bookings



50% CAGR

$65B

$50B

$34B

$19B

'16   '17   '18   '19



$65B
Gross Bookings
+$15B / 35%[2]
YoY Growth



111M
MAPCs[3]
+20M / 22%
YoY Growth



7B
Trips
+1.7B / 32%
YoY Growth

(1) Gross Bookings, Trips are FY 2019. MAPCs are as of Q4 2019.
(2) Gross Booking YoY growth rates shown in constant currency.
(3) Monthly Active Platform Consumers.

Leveraging our unique platform assets to launch, scale, and optimize our businesses

Leading technology
Differentiated, proprietary demand prediction, dispatching, matching, pricing, routing, and payments technologies are utilized across all segments

Brand recognition
Named a top 100 brand; leverage brand and reach to launch and scale new businesses

Operational excellence
Regional on-the-ground operations enable better support for platform users, enhance relationships with cities and regulators, and accelerate new product launches

Product expertise
Set the standard for powering on-demand movement, and provide users with a safe, intuitive, and continuously improving experience

Massive network
Massive, efficient, and intelligent; our network becomes smarter with every trip, utilizing data to power movement at the touch of a button

Scale efficiency
Our global scale provides significant operational cost and efficiency advantages

Business and Performance Highlights

(in millions)	FY 2019 GAAP Revenue	YoY Change	FY 2019 Adjusted Net Revenue[1,2]	YoY Change
Rides connect consumers with Drivers who provide rides in a variety of vehicles, such as cars, auto rickshaws, motorbikes, minibuses or taxis. Rides also includes activity related to our Uber for Business, Financial Partnerships and Vehicle Solutions offerings.	$10,745	14%	$10,622	16%
Eats allows consumers to search for and discover local restaurants, order a meal and either pick-up at the restaurant or have the meal delivered.	$ 2,510	72%	$ 1,383	82%
Freight connects carriers with shippers on our platform, and gives carriers upfront, transparent pricing and the ability to book a shipment.	$ 731	105%	$ 731	105%
Other Bets consists of multiple investment stage offerings. The largest investment within the segment is our New Mobility offering that refers to products that provide consumers with access to rides through a variety of modes, including dockless e-bikes and e-scooters. It also includes Transit, UberWorks and our Platform Incubator group.	$ 119	*	$ 119	*
Advanced Technology Group and Other Technology Programs supports the development and commercialization of autonomous vehicle and ridesharing technologies, as well as Uber Elevate.	$ 42	*	$ 42	*
Total	$14,147	26%	$12,897	25%

(1) See Appendix A at the end of this proxy statement for additional information on Key Terms for Our Key Metrics and Non-GAAP Financial Measures, Definitions of Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures.

(2) "Freight Adjusted Net Revenue", "Other Bets Adjusted Net Revenue" and "ATG and Other Technology Programs Adjusted Net Revenue" are equal to GAAP net revenue in all periods presented.

*Percentage not meaningful

Gross Bookings	Monthly Active Platform Consumers	Trips
$65 Billion	**111** Million MAPCs	**6.9** Billion
35% YoY growth on constant currency basis	**22%** YoY growth	**32%** YoY growth

Adjusted Net Revenue	GAAP Net Loss / Adjusted EBITDA	Rides Adjusted EBITDA
$12.9 Billion	**$(8.5)** Billion**/**$(2.7)** Billion	**$2.07** Billion
28% YoY growth on constant currency basis		**34%** YoY growth

** Includes stock-based compensation, including $3.9 billion of stock-based compensation expenses in Q2 2019, primarily due to RSU expense recognition in connection with our initial public offering.

Note: All financial and operational measures are for the year ended December 31, 2019 other than MAPCs which are as of Q4 2019. See Appendix A at the end of this proxy statement for additional information on Key Terms for Our Key Metrics and Non-GAAP Financial Measures, Definitions of Non-GAAP Financial Measures and Reconciliations of Non-GAAP Measures.

Significant Progress Achieved Since IPO

✓ **Continued growth at scale** in 2019 with Gross Bookings and Adjusted Net Revenue growing $15B and $2.6B YoY, respectively

✓ **Improved or maintained leadership** position in key Rides and Eats markets

✓ **Increased Take Rate** from 19% in Q1 2019 to 21% in Q4 2019

✓ **Improved Adjusted EBITDA margin** as a % of Adjusted Net Revenue by 15% from Q1 2019 to Q4 2019; Rides Segment Adjusted EBITDA of $742M covered Corporate G&A and Platform R&D by $98M in Q4 2019

✓ **Continued product innovation** to improve loyalty (Rewards), access new customer segments (Comfort), and provide leading safety features

✓ **Increased reporting transparency** by reporting Gross Bookings, Adjusted Net Revenue, and EBITDA for our 5 business segments starting in Q3 2019

Nominees for Board of Directors

You are being asked to vote on the election of the nine directors listed below. Additional information about each nominee's background and experience can be found beginning on page 19.



Ronald Sugar †
Former Chairman and CEO, Northrop Grumman

Age: 71
Board Tenure: 1.6 Years
Committee Memberships:
Nominating and Governance (Chair);
Compensation



Ursula Burns[*]
Chairman, and Former CEO, VEON

Age: 61
Board Tenure: 2.4 Years
Committee Memberships:
Audit; Nominating and Governance



Robert Eckert[*]
Partner, FFL Partners;
Former CEO, Mattel

Age: 65
Board Tenure: <0.1 Years
Committee Memberships:
Nominating and Governance;
Compensation



Amanda Ginsberg[*]
Former CEO, Match Group

Age: 50
Board Tenure: 0.1 Years
Committee Memberships:
Audit



Dara Khosrowshahi
CEO, Uber

Age: 50
Board Tenure: 2.5 Years
Committee Memberships:
None



Wan Ling Martello[*]
Co-founder and Partner, BayPine; Former Executive Vice President, Nestlé

Age: 61
Board Tenure: 2.8 Years
Committee Memberships:
Nominating and Governance;
Compensation



Yasir Al-Rumayyan[*]
Managing Director, The Public Investment Fund

Age: 50
Board Tenure: 3.8 Years
Committee Memberships:
Audit



John Thain[*]
Former Chairman and CEO, CIT Group

Age: 64
Board Tenure: 2.4 Years
Committee Memberships:
Audit (Chair)



David Trujillo[*]
Partner, TPG

Age: 44
Board Tenure: 2.7 Years
Committee Memberships:
Nominating and Governance;
Compensation (Chair)

Note: Age and Board tenure measured as of March 30, 2020
†   Independent Chairperson of the Board
*   Independent Director

Corporate Governance Highlights

We strive to maintain the highest governance standards in our business. Our commitment to effective corporate governance is illustrated by the following practices:



What We Do

- Independent chairperson
- Look for qualified women and underrepresented minorities for every open Board seat
- Fully independent Audit, Compensation, and Nominating and Governance Committees that meet at least quarterly
- Annual elections for all directors
- Directors elected by majority vote in uncontested elections
- Board oversight of management succession planning
- Board, committee, and individual director evaluation process
- Stock ownership guidelines for directors and executive officers
- Clawback policy in our executive compensation program
- Incorporate Safety and D&I metrics into executive compensation

What We Don't Do

- Dual class stock
- Allow hedging of Uber stock by directors or employees
- Allow pledging of Uber stock by directors or employees for margin loans or similar speculative transactions
- Have a shareholder rights plan ("poison pill")
- Have a classified board



	BOARD INDEPENDENCE	GENDER DIVERSITY	ETHNIC DIVERSITY	BOARD TENURE
Uber	Independent 90% / Non-Independent 10%	Female 30% / Male 70%	Not Ethnic Minorities 80% / Ethnic Minorities 20%	Avg. Tenure: 2.9 years < 2 Years: 3; 2-5 Years: 1 Non-Independent, 5 Independent; > 5 Years: 1
S&P 500	**85%** of S&P 500 directors are independent	**26%** of S&P 500 directors are female	**19%** of all directors of the top 200 S&P 500 companies are ethnic minorities	**8 years** average tenure of S&P 500 boards

SKILLS, EXPERIENCE AND BACKGROUND



Diversity of Background	6
Global Company Leadership	9
Financial Expertise	9
Consumer and Digital Experience	8
Innovation, Technology, and High-Growth Experience	6
Government, Policy, and Regulatory Experience	4

* Figures on Board Independence, Gender Diversity, Ethnic Diversity, Board Tenure and Skills, Experience and Background listed above include current members of the board of directors; Garrett Camp, a current member of the board of directors, is not standing for re-election at the 2020 Annual Meeting and is not a nominee included in Proposal 1 - Election of Directors in this proxy statement.

Executive Compensation Highlights

We are focused on our mission of igniting opportunity by setting the world in motion. We operate in rapidly evolving and highly competitive markets worldwide. To succeed in these environments and execute our strategy of building our platform, we must increase the scale of our global network, continue to develop and update our technology, use our product expertise and operational excellence, invest in new offerings on our platform, partner with other cities, and encourage our executives to model and reinforce our cultural norms while successfully accomplishing our long-term strategic goals.

Objectives. Our executive compensation program is designed to achieve the following objectives:



Attract & Retain Talent

Attract and retain a highly talented team of executives who possess and demonstrate strong leadership, exceptional followership, and world-class management capabilities.



Alignment with Stockholders

Align the executive officer's incentives with Company performance and the interests of our stockholders.



Pay-for-Performance

Reward our executive officers for their performance and to motivate them to achieve the Company's short- and long-term strategic goals.



Reinforce Cultural Norms

Promote doing the right thing, working tirelessly to earn the trust of our consumers and users, acting like owners, valuing ideas over hierarchy, making big bold bets, and celebrating our differences and drive to harness the power of global technology in achieving Company success.

Compensation Structures and Incentive Program Links to Strategy. As illustrated in the charts below, and as further discussed in "Compensation Discussion and Analysis" in this proxy statement, our primary focus in compensating executives is on the long-term elements of target total direct compensation. Under our executive compensation program, over 90% of Mr. Khosrowshahi's 2019 target total direct compensation (excluding his sign-on award) was variable and at risk, and on average, over 80% was variable and at risk for our other named executive officers ("NEOs").

CEO Target Compensation



Other NEOs Average Target Compensation



The Compensation Committee aims to align executive interests with long-term stockholder value creation and to link compensation to the key drivers of our business. The Committee annually reviews individual executive officer compensation, including our cash-based and equity-based incentive compensation programs, to ensure that the interests of our senior management team continue to align with those of our stockholders.

Investor Engagement Efforts

We believe effective corporate governance includes constructive conversations with our stockholders on topics such as strategy, operating performance, corporate governance, executive compensation, environmental sustainability, and corporate responsibility and social impact issues, and that these conversations drive increased corporate accountability, improve decision-making, and ultimately create long-term stockholder value. Our Nominating and Governance Committee is expected to provide guidance no less than annually to our board of directors and senior management about the framework for our board of directors' oversight of, and involvement in, stockholder engagement.

Even before becoming a publicly-traded company, our senior management team worked to establish and implement a culture of transparency, by regularly engaging with our stockholders and providing updates on our financial and business performance. As we approached our initial public offering in 2019, we substantially reshaped our corporate governance structure, policies, and procedures based on input from our stockholders. Since then, we have also engaged our largest stockholders and other key constituents on areas of interest related to corporate governance and specific concerns for this proxy season.

We believe these engagement efforts with our stockholders will allow us to better understand our stockholders' priorities and perspectives and provide us with useful input concerning our corporate strategy, our compensation, and corporate governance practices.

In 2019

Held calls and meetings with over 75% of our top 100 stockholders since our IPO in May 2019

Engaged with all of our top 50 stockholders, representing over 70% of shares outstanding

How we engaged with investors

 **We invited our largest investors** to discuss any topics they desire

 **We regularly reported our investors' views to our Board of Directors**

 **We engaged with analysts through quarterly conference calls,** our investor relations website, and meetings and calls

 Our **Chairperson of the Board** participated in investor outreach

Topics discussed with our investors

> sustainable growth rate
> path to profitability
> capital allocation
> regulatory issues
> geographic strategy
> governance and financial performance of the company
> our executive compensation program, the say-on-pay proposal, and other agenda items for the annual meeting
> ESG and sustainability matters
> strategy and risk management, including cyber risk, Board composition and succession, and increasing Board diversity
> recent improvements in our disclosures

Our Cultural Norms

Our leadership team has sought to fundamentally reform our workplace culture by improving our governance structure, strengthening our compliance program, creating and embracing new cultural norms, committing to Diversity and Inclusion ("D&I"), and rebuilding our relationships with employees, Drivers, consumers, cities, and regulators. We embrace the future with optimism, and we work towards our mission based on eight cultural norms. Our team came together to write these cultural norms from the ground up to reflect who we are and where we are going:

We do the right thing	Period.
We build globally, we live locally	We harness the power and scale of our global operations to deeply connect with the cities, communities, Drivers, and riders that we serve every day.
We are customer obsessed	We work tirelessly to earn our customers' trust and business by solving their problems, maximizing their earnings, or lowering their costs. We surprise and delight them. We make short-term sacrifices for a lifetime of loyalty.
We celebrate differences	We stand apart from the average. We ensure people of diverse backgrounds feel welcome. We encourage different opinions and approaches to be heard, and then we come together and build.
We act like owners	We seek out problems, and we solve them. We help each other and those who matter to us. We have a bias for action and accountability. We finish what we start, and we build Uber to last. And when we make mistakes, we'll own up to them.
We persevere	We believe in the power of grit. We don't seek the easy path. We look for the toughest challenges, and we push. Our collective resilience is our secret weapon.
We value ideas over hierarchy	We believe that the best ideas can come from anywhere, both inside and outside our company. Our job is to seek out those ideas, to shape and improve them through candid debate, and to take them from concept to action.
We make big bold bets	Sometimes we fail, but failure makes us smarter. We get back up, we make the next bet, and we go!

Moving Everyone Forward

"People say it's good, this is the first time we see Saudi women driving. I feel happy transferring my knowledge to other women who will then also pass it on. It is the pinnacle of happiness. I would like to put my mark on the beginning of the history of women driving in Saudi Arabia."

Badriyah
Driver / Riyadh



"For me, driving brings freedom and independence and I think it's very important for women to fight for empowerment. Not just in Brazil, but all over the world."

Glaucia
Driver / Sao Paulo



"If I see someone with a suitcase I open the trunk, grab the suitcase. It's just the way I am, It's all in a days work. I don't think it gets much better. Only thing I'd rather be doing than driving is playing golf."

Jerry
Driver / Los Angeles



"Delivery service in New York, it's a necessity. I'm doing God's work out here, feeding people!"

Sunny
Driver / New York City



Our Commitment to Cities, Employees, and Drivers

The following highlights our commitment to cities, Drivers, and employees and exemplifies how we integrate our cultural norms internally and extend them externally with just a few of our stakeholders:

Cities

Our leadership team is committed to using a proactive and collaborative approach with cities and regulators. As a result, we are rebuilding and strengthening our relationships with cities and regulators around the world, and engaging in an ongoing, constructive dialogue. For example:

- Actively worked in Berlin and Munich with regulators to introduce eco-friendly products, such as dockless e-bikes and our all-electric vehicle product, Uber Green, to help those cities decrease air pollution, reduce urban congestion, and increase access to clean transportation options.
- Announced a Clean Air Plan in London designed to play a part in helping to reduce congestion in London, including by helping Drivers upgrade to cleaner vehicles.
- Expanded our active partnerships with public transport agencies, including the Massachusetts Bay Transportation Authority and Dallas Area Rapid Transit, to offer even more first and last mile, late night rides, paratransit, and microtransit programs.
- Launched Public Transit Journey Planning in our app in 14 markets in 2019 in partnership with Moovit to enable riders to plan their journey with transit.
- Partnered with Shared Streets, a non-profit focused on curbside management in collaboration with cities, in support of pilots in cities including Washington DC, Pittsburgh, Toronto, Los Angeles, Minneapolis, Seattle, Chicago, Boston, and San Francisco, in addition to pilots that we initiated on our own to reduce congestion and improve travel efficiency across all mode.
- Expanded our Uber Movement offering, a data visualization tool, to help cities with urban planning and informed decision-making.
- Launched rider bike lane alerts, to build awareness of rider and cyclist safety when drop-off occurs on a road with a bike lane.

Employees

Our leadership team remains focused on fundamentally reforming our workplace culture and embracing our cultural norms. Examples of our programs and associated efforts to set, reinforce, and embrace our values internally include:

- Engaging in an awareness campaign regarding our mission and cultural norms, including publicly releasing our annual diversity report since 2017.
- Soliciting feedback from our employees through our culture survey and instituting action plans based on the survey results, including an equal and expanded parental leave policy for all parents regardless of gender or caregiver status.
- Putting our cultural norms in action by expanding the number of Employee Resource Groups (ERGs) to 12 and the number of ERG members to over 12,000 as of December 31, 2019.

Drivers

Our leadership team is also focused on strengthening our commitment to Drivers through initiatives including:

- Scaled Uber Pro, a program which rewards and recognizes Drivers for their commitment and quality, to over 3.8 million Drivers globally.
- Scaled access to tuition-free college education through Uber Pro, with over 6,000 Drivers and their family members having enrolled in ASU Online in college degree programs as well as certificate courses in Entrepreneurship and English Language learning as of the end of 2019.
- Launched Appreciation Award & Stock Purchase Program in advance of our IPO, giving $300M in cash appreciation awards to qualifying Drivers and providing the option to them to purchase Uber stock in our IPO.
- Launched the Driver Beta Program in the U.S., providing Drivers access to the beta app allowing them to try new product features, file tickets with our engineering team, and provide feedback to Uber directly.
- Rolled out upfront trip information to the majority of Eats Drivers in the U.S. providing more trip information including trip fare, estimated time and location prior to accepting the trip.

Environmental, Social, and Governance Highlights

We strive to set ambitious goals and make strategic investments to advance our corporate responsibility and sustainability, improve our D&I and have a positive social impact on the communities in which we operate. Below are some additional metrics against which we measure our progress with respect to corporate responsibility and sustainability and progress we have made in 2019.

Metric	Progress in 2019

Employee Engagement	• Over 90% of our employees participated in our company-wide Pulse Survey in June 2019 (formerly Culture Survey).
	 • Key strengths included:
	  • **mission** with 84.5% (+7.6% vs. 2018) favorable on passion for Uber's mission;
	  • **pride** with 82.5% (+5.9% vs. 2018) feeling pride working at Uber; and
	  • **attrition risk** with 60.4% (+7.3% vs. 2018) intending to stay at Uber even if offered similar compensation and benefits at another company.

Safety	• Added RideCheck for both riders and Drivers complementing existing safety features such as the Safety Toolkit, ShareTrip and Emergency Button. Using sensors and GPS data, RideCheck can help detect if a trip goes unusually off-course or a possible crash has occurred and alerts us to such events so we can check in and offer tools to get help. • Released our first U.S. Safety Report in 2019. The Safety Report is the first comprehensive publication of its kind, sharing details on Uber's safety progress, processes, and data related to reports of the most serious safety incidents occurring on our platform.
Diversity & Inclusion / Social Impact	• Issued our diversity report for the third consecutive year. • Won multiple awards recognizing our D&I efforts including a Best Place to Work by the Disability Equality Index and Human Rights Campaign. • Launched a comprehensive Global Self-ID campaign inclusive of 8 diversity dimensions across all our countries to create a more holistic picture of our workforce to better measure our D&I efforts and a sponsorship pilot program to address retention and advancement of women and underrepresented minorities. • Created a Social Impact team dedicated to using our technology and resources to help remove barriers that block people from pursuing opportunity.
Carbon Impact	• Developed energy reduction programs in our workplaces and data centers in the U.S. to track our carbon footprint. • Pledged to match 100% of our US electricity consumption in our workplaces with renewable energy by 2025.
Transparency	• Committed to publicly disclose the environmental impact of rides on Uber's platform and plan to disclose two key metrics: travel efficiency and carbon intensity.
Data Privacy	• Launched a privacy champions program company-wide, educating employees from across business units to advocate and serve as a privacy resource for their team and assist in moving products and services to the privacy impact assessment process.
Community Impact	• Held Spring and Fall Weeks of Service, supporting over 645 events in 100 cities with 7,600 employees participating representing a fifth of the workforce. • Announced additional new partnerships that span five continents and sixteen countries to support survivors and help prevent gender-based violence.
Human Capital Management	• Over 6,000 drivers and their family members have enrolled in ASU Online through our Uber Pro program in college degrees courses or certificate courses including in Entrepreneurship and English language. • Launched a pilot partnership to train former Drivers as software engineers and onboarded first class of interns in fall of 2019.

Social Responsibility

We recognize the importance of positively impacting the communities we operate in and serve. Efforts in environmental sustainability, community service, D&I, and social impact all play an important role in both positively impacting communities and creating long-term value for our stockholders.

- Committed to publicly disclose environmental impact of rides on Uber's platform by disclosing two key metrics: travel efficiency and carbon intensity.
- Pledged to match 100% of our U.S. workplace electricity consumption with renewable energy by 2025.
- Expanded Uber Transit, which we believe will support cities and increase car-free travel.
- Expanded our electric vehicle efforts with partnerships across dozens of cities globally, including with urban fast-charging efforts EVgo and Powerdot.
- Launched a Clean Air Plan in London with a goal of ensuring every car on Uber's platform in that city is electric by 2025.
- Grew to 17 Green Teams across the company focused on educating employees on environmental sustainability and identifying opportunities for positive environmental changes including volunteer initiatives.

Community Impact



Committed over **$1 million** in cash and in-kind contributions to help tackle hunger in connection with a partnership with Feeding America.



Our Community Impact Initiative provided grants to over **70 non-profits** to offer rides to people in need.



Announced partnerships in **five continents** and **16 countries** to support survivors and help prevent gender-based violence; committing to provide an additional **$2.5 million** in funding to non-profit organizations to help prevent sexual violence before it begins.



Supported over **645 community service events in 100 cities with 7,600 employees** participating during a Fall and Spring Week of Service.



Partnered with African Management Institute to **offer development and entrepreneurship programs** in South Africa and Kenya including to women drivers.

Awards and Recognition in 2019









2020 Bloomberg Gender-Equality Index

Human Rights Campaign Foundation BEST PLACES TO WORK 2020 for LGBTQ Equality 100% CORPORATE EQUALITY INDEX

THE PURPLE CAMPAIGN

BEST PLACE TO WORK for Disability Inclusion DEI DISABILITY EQUALITY INDEX

Voting Agenda

Proposal 1   **Election of Directors**

The Board of Directors recommends a vote FOR each of the following director nominees to hold office until the 2021 annual meeting of stockholders and until their successors are elected.

✓ Our Board recommends a vote **FOR each nominee**

⎙ See page 19 for more information

Proposal 2   **Advisory Vote to Approve 2019 Named Executive Officer Compensation**

The Board of Directors recommends a vote "for" the approval, on a non-binding advisory basis, of the 2019 compensation of our NEOs (the "say-on-pay vote").

✓ Our Board recommends a vote **FOR the say-on-pay vote**

⎙ See page 69 for more information

Proposal 3   **Advisory Vote to Approve the Frequency of the Advisory Vote on Executive Compensation**

The Board of Directors recommends a vote, on a non-binding advisory basis, for future stockholder advisory votes on NEO compensation to be held every year.

✓ Our Board recommends a vote **FOR annual vote**

⎙ See page 70 for more information

Proposal 4   **Ratification of Appointment of Independent Registered Public Accounting Firm**

The Board of Directors recommends a vote "for" the ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for 2020.

✓ Our Board recommends a vote **FOR ratification**

⎙ See page 71 for more information

Proposal 1 — Election of Directors

Our board of directors has nominated the nine director nominees listed below for election at the 2020 Annual Meeting. Each of the director nominees currently serves on the board. The current term of all directors will expire at the 2020 Annual Meeting when their successors are elected, and the board has nominated each of these individuals for a new one-year term that will expire at the 2021 annual meeting when their successors are elected.

Each of the director nominees identified in this proxy statement has consented to being named as a nominee in our proxy materials and has accepted the nomination and agreed to serve as a director if elected by the Company's stockholders. If any nominee becomes unable or for good cause unwilling to serve between the date of the proxy statement and the 2020 Annual Meeting, the board may designate a new nominee, and the persons named as proxies will vote on that substitute nominee.

Name	Age	Position
Ronald Sugar[1][2]	71	Independent Chairperson of the Board of Directors
Ursula Burns[2][3]	61	Director
Robert Eckert[1][2]	65	Director
Amanda Ginsberg[3]	50	Director
Dara Khosrowshahi	50	Director and CEO
Wan Ling Martello[1][2]	61	Director
Yasir Al-Rumayyan[3]	50	Director
John Thain[3]	64	Director
David Trujillo[1][2]	44	Director

(1) *Compensation Committee member.*
(2) *Nominating and Governance Committee member.*
(3) *Audit Committee member.*

Director Nominees

The board of directors recommends a vote FOR each of the following director nominees to hold office until the 2021 annual meeting of stockholders and until their successors are elected.

Ronald Sugar



Age: 71
Former Chairman and CEO, Northrop Grumman

Other Public Company Boards:
Apple, Inc.
Amgen Inc.
Chevron Corporation
Air Lease Corporation*

*will not stand for re-election to Air Lease Board in May 2020

Biography

Dr. Sugar has served as the chairperson of our board of directors since July 2018. Dr. Sugar was Chairman of the board of directors and Chief Executive Officer of Northrop Grumman Corporation, a global aerospace and defense company, from 2003 until his retirement in 2010 and President and Chief Operating Officer from 2001 until 2003. He was President and Chief Operating Officer of Litton Industries, Inc. from 2000 until the company was acquired by Northrop Grumman Corporation in 2001. Prior to that time, he served as Chief Financial Officer of TRW Inc. Dr. Sugar is also an adviser to Ares Management LLC, Bain & Company, Northrop Grumman Corporation, and Singapore's Temasek Investment Company. Dr. Sugar is a trustee of the University of Southern California, board of visitors member of the University of California, Los Angeles Anderson School of Management, past Chairman of the Aerospace Industries Association, and a member of the National Academy of Engineering. Dr. Sugar has been a director of Amgen Inc. since 2010, Apple Inc. since 2010, Air Lease Corporation since 2010, and Chevron Corporation since 2005. Dr. Sugar has notified the board of directors of Air Lease Corporation that he will not stand for reelection to its board of directors at its annual meeting of stockholders in May 2020.

Qualifications

Dr. Sugar was selected to serve on our board of directors because of his experience as the leader of a global company, particularly as Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, his innovation, technology, and high-growth experience, consumer and digital experience, particularly his experience on Apple's board of directors, his financial expertise, and his government, policy, and regulatory experience.

Ursula Burns



Age: 61
Chairman and Former CEO, VEON

Other Public Company Boards:
VEON, Ltd.
Nestle S.A.
Exxon Mobil

Biography

Ms. Burns has served on our board of directors since September 2017. Ms. Burns has served as the Chairman of VEON, Ltd., an international telecommunications and technology company, since December 2018. She served as the Chairman of VEON, Ltd. from July 2017 to March 2018, as Executive Chairman from March 2018 to December 2018 and as Chief Executive Officer of VEON, Ltd. from December 2018 to March 2020. Ms. Burns served as Chairman of Xerox Corporation, a print technology and work solutions company, from July 2009 to May 2017, and Chief Executive Officer of Xerox Corporation from July 2009 to December 2016, prior to which she advanced through many engineering and management positions after joining the company in 1980. U.S. President Barack Obama appointed Ms. Burns to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009 to 2016, and she served as chair of the President's Export Council from 2015 to 2016 after service as vice chair from 2010 to 2015. Ms. Burns currently serves on the board of directors of VEON, Ltd., Nestlé S.A., and Exxon Mobil Corporation. Ms. Burns previously served on the board of directors of American Express Company from January 2004 to May 2018 and Xerox Corporation from April 2007 to May 2017.

Qualifications

Ms. Burns was selected to serve on our board of directors because of her experience as the leader of a global company, particularly her experience as Chairman and Chief Executive Officer of Xerox, her technology and digital experience, her financial expertise, and her government, policy, and regulatory experience.

Robert Eckert



Age: 65
Partner, FFL Partners, LLC; Former CEO, Mattel, Inc.

Other Public Company Boards:
Amgen, Inc.
Levi Strauss & Co.
McDonald's Corporation

Biography

Mr. Eckert has served on our board of directors since March 2020. Mr. Eckert has been an Operating Partner of FFL Partners, LLC, a private equity firm, since September 2014. Mr. Eckert is also Chairman Emeritus of Mattel, Inc., a role he has held since January 2013. He was Mattel's Chairman and Chief Executive Officer from May 2000 until December 2011, and he continued to serve as its Chairman until December 2012. He previously worked for Kraft Foods, Inc. for 23 years, and served as President and Chief Executive Officer from October 1997 until May 2000. From 1995 to 1997, Mr. Eckert was Group Vice President of Kraft Foods, and from 1993 to 1995, Mr. Eckert was President of the Oscar Mayer foods division of Kraft Foods. Mr. Eckert is currently a director of McDonald's Corporation, Amgen, Inc., Levi Strauss & Co., Eyemart Express Holdings, LLC, Enjoy Beer Holdings, LLC, and Quinn Company.

Qualifications

Mr. Eckert was selected to serve on our board of directors due to his leadership experience as a chief executive officer of large global public companies and his extensive experience leading global consumer brands at Mattel and Kraft and financial expertise as a partner of FFL Partners, LLC and his government, policy and regulatory experience.

Amanda Ginsberg



Age: 50
Former CEO, Match Group, Inc.

Other Public Company Boards:
J.C. Penney Company

Biography

Ms. Ginsberg has served on our board of directors since February 2020. Ms. Ginsberg previously served as Chief Executive Officer of Match Group, Inc. from December 2017 to March 2020. Prior to this role, Ms. Ginsberg served as Chief Executive Officer of Match Group Americas from December 2015 to December 2017, where she was responsible for the Match U.S. brand, Match Affinity Brands, OkCupid, PlentyOfFish, ParPerfeito and overall North and South American expansion. Previously, she served as the Chief Executive Officer of The Princeton Review from July 2014 to December 2015, where she expanded its services to include online services, including tutoring and college counseling for a new generation of students. Ms. Ginsberg has served on the board of directors of J.C. Penney Company, Inc. since July 2015. Ms. Ginsberg previously served on the board of directors of Care.com from February 2012 to December 2014 and Match Group, Inc. from December 2017 to March 2020.

Qualifications

Ms. Ginsberg was selected to serve on our board of directors principally based on her extensive operational, innovation and high-growth experience with consumer and digital companies and global company leadership, including serving as CEO of a leading provider of Internet-based dating products and a leading test preparation company and on-demand learning solutions company.

Dara Khosrowshahi



Age: 50
CEO, Uber

Other Public Company Boards:
Expedia Group

Biography

Mr. Khosrowshahi has served as our Chief Executive Officer and as a member of our board of directors since September 2017. Prior to joining Uber, Mr. Khosrowshahi served as President and Chief Executive Officer of Expedia, Inc., an online travel company, from August 2005 to August 2017. From August 1998 to August 2005, Mr. Khosrowshahi served in several senior management roles at IAC/InterActiveCorp, a media and internet company, including Chief Executive Officer of IAC Travel, a division of IAC/InterActiveCorp, from January 2005 to August 2005, Executive Vice President and Chief Financial Officer of IAC/InterActiveCorp from January 2002 to January 2005, and as IAC/InterActiveCorp's Executive Vice President, Operations and Strategic Planning, from July 2000 to January 2002. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi currently serves on the board of directors of Expedia Group. Mr. Khosrowshahi previously served as a member of the supervisory board of trivago, N.V., a global hotel search company, from December 2016 to September 2017, and previously served on the board of directors for the following companies: The New York Times Company, a news and media company, from May 2015 to September 2017, and TripAdvisor, Inc., an online travel company, from December 2011 to February 2013.

Qualifications

Mr. Khosrowshahi was selected to serve on our board of directors based on the perspective and experience he brings as our Chief Executive Officer, as a former leader of Expedia, a global company, his innovation, technology, and high-growth experience, consumer and digital experience, and his financial expertise.

Wan Ling Martello



Age: 61
Co-founder and
Partner, BayPine;
Former Executive Vice
President, Nestlé

**Other Public
Company Boards:**
Alibaba Group

Biography

Ms. Martello has served on our board of directors since June 2017. Ms. Martello currently serves as a partner and co-founder at BayPine, a private equity firm, a role she has held since February 2020. From May 2015 to December 2018, Ms. Martello served as Executive Vice President and Chief Executive Officer of the Asia, Oceania, and sub-Saharan Africa regions at Nestlé S.A., a Swiss multinational food and beverage company. From April 2012 to May 2015, Ms. Martello served as Nestlé's global Chief Financial Officer, and from November 2011 to April 2012 she served as Nestle's Executive Vice President of Finance and Control. From November 2005 to November 2011, Ms. Martello was a senior executive at Walmart Stores, Inc., a retail corporation, where she served as Executive Vice President, Chief Operating Officer for Global eCommerce, and Senior Vice President, Chief Financial Officer & Strategy for Walmart International. Prior to Walmart, Ms. Martello was the CFO and then President, U.S.A., at NCH Marketing Services, Inc., a marketing services company, from 1998 to 2005. Prior to NCH Marketing, Ms. Martello held various positions at Borden Foods and at Kraft Inc. (now known as the Kraft Heinz Company). Ms. Martello has served on the board of directors of Alibaba Group since September 2015.

Qualifications

Ms. Martello was selected to serve on our board of directors because of her experience as a senior executive of Nestlé, a global company, her consumer experience as a director of Alibaba, her financial expertise as the Chief Financial Officer at Nestlé, and her global experience.

Yasir Al-Rumayyan



Age: 50
Managing Director, The
Public Investment Fund

**Other Public
Company Boards:**
Saudi Arabian Oil
Company
SoftBank Group Corp.

Biography

H.E. Al-Rumayyan has served on our board of directors since June 2016. H.E. Al-Rumayyan has been a managing director at The Public Investment Fund, a sovereign wealth fund owned by Saudi Arabia, since September 2015. Prior to The Public Investment Fund, H.E. Al-Rumayyan held the position of Chief Executive Officer at Saudi Fransi Capital, a financial services company, from January 2011 to February 2015. From April 2008 to December 2010, H.E Al-Rumayyan served as Director of Corporate Finance of the Capital Market Authority of Saudi Arabia. H.E Al-Rumayyan currently serves on the board of directors of The Public Investment Fund of Saudi Arabia, the Saudi Arabian Oil Company, Saudi Industrial Development Fund, Saudi Decision Support Center, Sanabil Investments, Arm Limited, and SoftBank Group Corp. H.E Al-Rumayyan previously served on the board of directors of Saudi Fransi Capital from January 2011 to February 2015 and Tadawul, the Saudi Stock Exchange, from February 2014 to January 2015.

Qualifications

H.E. Al-Rumayyan was selected to serve on our board of directors because of his financial expertise, particularly in his roles at The Public Investment Fund, his extensive government, policy and regulatory experience highlighted by his time at the Saudi Stock Exchange, and his extensive leadership experience in the Middle East.

John Thain



Age: 64
Former Chairman and
CEO, CIT Group

**Other Public
Company Boards:**
None

Biography

Mr. Thain has served on our board of directors since September 2017. Mr. Thain is the founding partner of Pine Island Capital Partners LLC, a private investment firm, and has served as Chairman since October 2017. Mr. Thain served as Chairman and Chief Executive Officer of CIT Group, from February 2010 until March 2016, and as Chairman of CIT Group until May 2016. In January 2009, prior to joining CIT Group, Mr. Thain was President of Global Banking, Securities and Wealth Management for Bank of America. From December 2007 to January 2009, prior to its merger with Bank of America, Mr. Thain was Chairman and Chief Executive Officer of Merrill Lynch & Co., Inc. From June 2006 to December 2007, Mr. Thain served as Chief Executive Officer and a director of NYSE Euronext, Inc. following the NYSE Group and Euronext N.V. merger. Mr. Thain joined the New York Stock Exchange in January 2004, serving as Chief Executive Officer and a director. From June 2003 through January 2004, Mr. Thain was the President and Chief Operating Officer of The Goldman Sachs Group Inc., and from May 1999 through June 2003 he was President and Co-Chief Operating Officer. From December 1994 to March 1999, Mr. Thain served as Chief Financial Officer and Head of Operations, Technology and Finance, and from July 1995 to September 1997 he was also Co-Chief Executive Officer for European operations for The Goldman Sachs Group, L.P. Mr. Thain currently serves on the Supervisory Board of Deutsche Bank AG. Mr. Thain previously served on the board of directors of Goldman Sachs Group Inc. from 1998 to January 2004.

Qualifications

Mr. Thain was selected to serve on our board of directors because of his experience as Chief Executive Officer of several global companies, his financial expertise from his roles at CIT Group, Merrill Lynch, and NYSE Euronext, and his government, policy, and regulatory experience.

David I. Trujillo



Age: 44
Partner, TPG

**Other Public
Company Boards:**
None

Biography

Mr. Trujillo has served on our board of directors since June 2017. Mr. Trujillo is a Partner of TPG, a private equity firm with $119 billion in assets under management, and leads TPG's Internet, Digital Media and Communications investing efforts across TPG Capital and TPG Growth and is the Managing Partner of TPG Tech Adjacencies and Integrated Media Co. Prior to joining TPG in 2006, Mr. Trujillo was with GTCR, a Chicago based private equity fund, from 1998 through 2005. Mr. Trujillo is currently a Director of the following non-public companies: Astound Broadband, Azoff Music Company, Calm, Creative Artists Agency (CAA), Entertainment Partners, Ipsy, Univision Communications and Vice Media. Mr. Trujillo led TPG's investments in Airbnb and Spotify. Mr. Trujillo previously served on the boards of Layer3 TV (sold to T-Mobile in 2018), Lynda.com (sold to LinkedIn in 2015) and Fenwal Therapeutics (sold to Fresenius SE in 2012).

Qualifications

Mr. Trujillo was selected to serve on our board of directors, having led TPG's investment in us in 2013, and because of his extensive experience in technology, high-growth, consumer, and digital companies, such as Airbnb and Spotify, as well as his financial expertise as a Partner of TPG.

Voting Agreement

Each of our current directors, other than Amanda Ginsberg and Robert Eckert, was initially appointed to our board of directors pursuant to the provisions of a voting agreement between us and certain of our stockholders. This agreement terminated upon the closing of our initial public offering and each director nominee will be subject to election annually by majority voting at the 2020 Annual Meeting.

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairperson of the board and CEO must be held by separate persons, and the chairperson of our board of directors must be independent. Dr. Sugar currently serves as the independent chairperson of our board of directors. In this role, he provides independent leadership and oversight of the board of directors and serves as a liaison between our board of directors and senior management. An independent chairperson helps enable independent directors to raise issues and concerns to the independent chairperson for consideration by our board of directors before involving senior management.

Director Skills, Experience, and Background

Uber has a diverse set of director skills and experience on the board. Listed below are certain skills and experiences that we consider important for our board of directors in light of our current business and structure.

	Burns	Camp	Eckert	Ginsberg	Khosrowshahi	Martello	Al-Runmayyan	Sugar	Thain	Trujillo	Total
Diversity of Background *Directors with varied genders, ages, ethnicities, races, national origins, geographical backgrounds, and experiences bring diverse perspectives to the boardroom and foster our culture of valuing diversity throughout our company.*	●			●	●	●	●			●	6
Global Company Leadership *We value leadership experiences of chief executive officers and operating executives at businesses and organizations that operate on a global scale and face significant competition, utilize technology, or have other rapidly evolving business models. We value public company board experience.*	●	●	●	●	●	●	●	●	●		9
Financial Expertise *Knowledge of financial markets, financing operations and accounting, and financial reporting processes assists our directors in understanding, advising on, and overseeing our capital structure, financing, and investing activities, and our financial reporting and internal controls. Directors with a background in business or corporate development can provide insight into designing and implementing strategies for growing our business.*	●		●	●	●	●	●	●	●	●	9
Consumer and Digital Experience *We value directors with a background in the development and improvement of consumer experiences with a company's products, services, and brand, including through a digital interface.*	●	●	●	●	●	●		●		●	8
Innovation, Technology, and High-Growth Experience *We believe that experience in identifying and developing emerging products, technologies, and business models, and generating disruptive innovation is useful for understanding our research and development strategy, competing technology, and our market segments.*	●	●		●	●			●		●	6
Government, Policy, and Regulatory Experience *We interact with governments worldwide and are subject to laws and regulations in many jurisdictions. Directors who have experience navigating a complex legal and regulatory landscape can assist our board of directors in fulfilling its strategy and compliance oversight function.*	●		●				●	●	●		5

* Figures above include current members of the board of directors; Garrett Camp, a current member of the board of directors, is not standing for re-election at the Annual Meeting

Vote Required and Recommendation of the Board of Directors

To be elected, each director nominee requires the affirmative vote of the majority of votes properly cast (i.e., the number of shares voted "FOR" the nominee must exceed the number of shares voted "AGAINST" the nominee). Abstentions and "broker non-votes" will have no effect on the outcome of the vote.

 Our board of directors recommends a vote **"FOR"** each of the NINE director nominees listed above.

Board Operations

Corporate Governance Policies and Practices

We strive to maintain the highest governance standards in our business. Our commitment to effective corporate governance is illustrated by the following practices:

Corporate Governance Guidelines

Our corporate governance guidelines embody many of our governance policies, practices, and procedures, which are the foundation of our commitment to effective corporate governance. The Nominating and Governance Committee will review the corporate governance guidelines periodically and recommend amendments to our board of directors as appropriate. The corporate governance guidelines outline the responsibilities, operations, qualifications, and composition of our board of directors, among other matters. The full text of our corporate governance guidelines is posted on the investor relations page of our website, www.uber.com. We also intend to disclose on our website any future amendments of our corporate governance guidelines.

Committees of the Board of Directors

Our corporate governance guidelines and committee charters require all members of the Audit and Nominating and Governance Committees to be independent and all members of the Compensation Committee to be independent within one year of the initial public offering. The Compensation Committee is composed solely of independent directors. The Nominating and Governance Committee recommends committee composition and committee chairs to the board of directors at least annually. The board of directors and each committee has the authority to engage, and approve the fees of, independent legal, financial, or other advisors as they may deem necessary, without consulting with or obtaining the approval of management.

Additional Board Service

Pursuant to the corporate governance guidelines, no director may serve on more than four other public company boards or on more than one other public company board if the director is also our Chief Executive Officer or the chief executive officer of another public company. The Nominating and Governance Committee may approve exceptions if it determines that the additional service will not impair the director's effectiveness as a member of our board of directors.

Majority Voting for Directors

In an uncontested election, each director will be elected by a majority of the votes cast. If an incumbent director in an uncontested election fails to receive the required vote for re-election, our board of directors will evaluate whether it should accept the director's resignation, which must be tendered to our board of directors

pursuant to our governance documents. Our board of directors may consider any factors it deems relevant in deciding whether to accept a resignation from such director.

Role of our Board of Directors in Succession Planning

The responsibilities of our board of directors, or a committee thereof as determined by our board of directors, include periodically reviewing succession planning for our executive officers, including our Chief Executive Officer. The goal of our board of directors is to have a long-term and continuing program for effective senior leadership development and succession. We have a contingency plan in place for emergencies such as the death, disability, or unexpected or sudden departure of an executive officer.

Annually, the Board of Directors reviews a succession assessment for our senior leaders including our NEOs. The assessment profiles each potential NEO successor and includes strengths, opportunities, overall readiness and information regarding diversity.

Prohibition on Hedging and Pledging Shares

Our insider trading policy prohibits our directors and employees from hedging their economic exposures to Uber stock, or using their Uber stock as collateral for margin loans and other similar speculative transactions.

Stock Ownership Guidelines

In an effort to align our directors' and executive officers' interests with those of our stockholders, we have adopted stock ownership guidelines. Within three years of becoming subject to the guidelines, our non-employee directors are generally expected to hold Uber stock valued at ten times their annual cash retainer. Within five years of becoming subject to the guidelines, our executive officers are expected to hold Uber stock valued at a multiple of their annual base salaries, consisting of ten times annual base salary for our Chief Executive Officer and three times annual base salary for our other executive officers.

Clawback Policy

Under our clawback policy, our board of directors may seek to recover equity compensation from an executive officer awarded after the date of the policy in connection with a material breach by an executive officer of restrictive covenants in agreements between us and the officer, or accounting restatements as a result of material non-compliance with any financial reporting requirement as a result of the officer's misconduct.

Board Diversity

Under our corporate governance guidelines, diversity is one of several critical factors that the Nominating and Governance Committee considers when evaluating the composition of our board of directors, amongst other critical selection criteria, including (i) integrity, (ii) sound business judgment, (iii) commitment to the highest ethical standards, (iv) background, (v) skills and relevant business experience, (vi) ability and willingness to commit time to the board of directors and represent long-term interests of stockholders, and (vii) expected contributions to the board of directors. For a company like ours, which operates in 69 countries around the globe, diversity factors that are considered include race, ethnicity, gender, national origin, and geography. Our board of directors currently includes three women, two ethnic minorities, directors ranging in age from 41 to 71, and directors with a range of geographic diversity, with 4 of our 10 directors being born outside of the U.S.

Our board of directors is committed to including individuals whose backgrounds reflect the diversity represented by our employees and platform users. In addition, each director contributes to the board's overall diversity by providing a variety of perspectives based on distinct personal and professional experiences and backgrounds. We are committed to maintaining and enhancing the diversity of our board of directors and in furtherance of this, the Nominating and Governance Committee will conduct annual self-evaluations to assess its performance and effectiveness, which we expect will include its consideration of diversity and other selection criteria.

Director Tenure

Our corporate governance guidelines require that our board of directors consider the mix of tenures on the board when assessing its composition. As the following chart demonstrates, the current composition of our board of directors reflects a mix of tenures, which we believe balances historical and institutional knowledge, and an understanding of the evolution of our business with fresh perspectives from our newer directors:



Less Than 2 Years

2-5 Years

Over 5 Years

Promoting Integrity

At Uber, we want to develop an environment where we hold ourselves to the highest standards of integrity. We expect and encourage employees to raise concerns or questions regarding ethics, compliance, workplace culture, discrimination, or harassment, and to promptly report suspected violations of these and other applicable laws, regulations, rules, policies, procedures, and standards, including our Business Conduct Guide. To help in this effort, we have created global campaigns to generate awareness of several channels through which employees and others may report ethical or compliance concerns, including an enhanced global Uber Integrity Helpline, a toll-free number that is available 24 hours a day, seven days a week, 365 days a year and is staffed by live operators who can connect to translators to accommodate multiple languages.

Calls to the Uber Integrity Helpline are received by a third-party vendor, which conducts intake for the concerns raised on the calls. Reported matters are promptly brought to the attention of our internal investigations teams. As a general matter, our Global Head of Internal Audit, Chief Compliance and Ethics Officer, Head of Employee Relations, and Chief Trust and Security Officer share responsibility for reviewing concerns expressed through the Integrity Helpline and are responsible for ensuring that such concerns are handled appropriately. Our Investigations Protocol allocates responsibility for handling the concerns to the appropriate function within our company and establishes investigative standards among the participating functions. Investigators within the relevant functions participate in mandatory investigative training as well. As a general matter, our Global Head of Internal Audit, Chief Compliance and Ethics Officer, Head of Employee Relations, and Chief Trust and Security Officer share responsibility for reviewing concerns expressed through the Integrity Helpline and are responsible for ensuring that such concerns are handled appropriately. Concerns may also be reported to or through managers, HR business partners, and a dedicated e-mail address managed by the Compliance team. In addition, individuals may raise concerns through a web portal that is available in more than 20 languages including English, Spanish, Portuguese, and French, among others. Any individual may also raise a concern by accessing our corporate website. Individuals may choose to remain anonymous when reporting such matters to the extent permitted by applicable laws and regulations.

Our corporate policies prohibit retaliatory actions against anyone who raises concerns or questions or who participates in a subsequent investigation of such concerns or questions. Our Global Head of Internal Audit and our Chief Compliance and Ethics Officer both report to the Audit Committee no less than quarterly regarding issues raised through the Uber Integrity Helpline.

Business Conduct Guide and Code of Ethics

We have adopted a Business Conduct Guide and Code of Ethics, which is posted on the investor relations page of our website, www.uber.com. We will also disclose on our website any amendments to the sections of our Business Conduct Guide that constitute our Code of Ethics and any waivers granted to our executive officers or directors.

How the Board Oversees Culture

The Board and its committees play a critical role in overseeing how we develop and maintain the culture that we want.

Audit Committee

- The Audit Committee receives regular reports from the Chief Compliance and Ethics Officer and Global Head of Internal Audit regarding the Company's Integrity Helpline

- The Audit Committee is given information regarding all reports that come through the Integrity Helpline, including the nature of the reports, how the reports are resolved, and whether any reports involve senior management or individuals associated with financial reporting

- The Audit Committee ensures that the resolution of any and all allegations regarding wrongdoing involving members of senior management are reported back to the Audit Committee

- The Audit Committee regularly meets in executive session with the Chief Compliance and Ethics Officer, the Global Head of Internal Audit, the Chief Legal Officer and our external Audit partner to discuss any compliance, internal audit or legal issues that involve senior management

Compensation Committee

- The Compensation Committee receives regular reports on attrition and retention rates

- The Compensation Committee receives summaries of employee engagement survey results and related matters

- The Compensation Committee has tied executive compensation for our most senior executives to D&I metrics and Safety metrics

Board of Directors

- The Board evaluation of the Chief Executive Officer and senior management takes employee engagement, D&I and other matters into account

- The Board receives quarterly reports from the Office of Diversity and Inclusion regarding Uber's progress against its diversity goals

- The Board has regular discussions with senior management regarding public sentiment involving Uber, media coverage, as well as regulatory and legislative sentiment involving Uber

Director Independence Determination

Our board of directors has determined that, applying the standards adopted by the New York Stock Exchange ("NYSE"), each of the following directors is independent:

Ursula Burns **Garrett Camp** **Robert Eckert**	**Amanda Ginsberg** **Wan Ling Martello** **Yasir Al-Rumayyan**	**Ronald Sugar** **John Thain** **David Trujillo**

Our board of directors has determined that Dara Khosrowshahi is not independent.

Committees of the Board of Directors

To support effective governance, our board of directors delegates certain of its responsibilities to committees. We have three standing committees—the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee—and may from time to time form other committees. The committee charter for each of the three standing committees is available on the Investor Relations section of our website, www.uber.com. The standing committees of our board of directors are described below:

Audit Committee

Members:	Committee Roles and Responsibilities:
John Thain (Chair), Ursula Burns, Amanda Ginsberg, and Yasir Al-Rumayyan	The Audit Committee assists the board of directors in fulfilling its oversight responsibility relating to, among other things: › the integrity of our financial statements and financial reporting process, including the review of our annual and quarterly financial statements and reports; › the integrity of our accounting and financial reporting processes and systems of internal controls over financial reporting, including review with management, our independent auditors, and head of our internal audit function; › the performance of the internal audit function and plan; › the engagement of our independent auditors and the evaluation of their qualifications, independence, and performance; › our compliance with legal and regulatory requirements, including an assessment of our compliance program; › policies and processes for risk management and fraud prevention; and › the Company's overall risk profile, including without limitation with respect to cybersecurity matters. John Thain, the chair of the Audit Committee, Ursula Burns, and Yasir Al-Rumayyan each qualify as an "Audit Committee financial expert" as defined by the SEC. Each of the members of the Audit Committee is independent within the meaning of applicable SEC rules and the corporate governance rules of the NYSE.

Nominating and Governance Committee

Members:	Committee Roles and Responsibilities:
Ronald Sugar (Chair), Ursula Burns, Robert Eckert, Wan Ling Martello, and David Trujillo	The Nominating and Governance Committee assists the board of directors in the following functions, among others:

> periodically reviewing our corporate governance framework and recommending changes as appropriate;

> identifying, interviewing, and recruiting individuals to become members of the board of directors and evaluating the independence of each director and director candidate at least annually;

> periodically reviewing and making recommendations to the board of directors regarding the size of the board of directors and of its committees;

> evaluating and recommending to the board of directors at least annually each committee's composition;

> overseeing the board of directors' and each committee's annual self-evaluation process, the orientation program for new directors, and a continuing education program for current directors;

> considering stockholder proposals and recommending actions on such proposals; and

> considering and approving requests by directors or officers to serve on boards of directors of other companies.

Each of the members of the Nominating and Governance Committee is independent within the meaning of applicable SEC rules and the corporate governance rules of the NYSE.

Compensation Committee

Members:	Committee Roles and Responsibilities:
David Trujillo (Chair), Robert Eckert, Wan Ling Martello, and Ronald Sugar	The Compensation Committee has been delegated broad authority to oversee the compensation of officers, employees, consultants, and other service providers of Uber.

The Compensation Committee assists the board of directors in the following functions, among others:

> annually reviewing and approving the individual and corporate goals and objectives for our executive officers;

> establishing, reviewing, and approving salaries, bonuses, and other compensation for our executive officers;

> reviewing and approving executive compensation agreements and any material amendments thereto;

> reviewing and approving incentive compensation plans for our executive officers and grants thereunder;

> overseeing and at least annually reviewing management's assessment of major compensation-related risk exposures and the mitigation thereof;

> periodically reviewing our stock ownership guidelines and annually assessing compliance with such guidelines;

> periodically reviewing and recommending to the board of directors the type and amount of compensation paid to directors; and

> considering the results of stockholder advisory votes on executive compensation and the frequency of such votes.

Each of the members of the Compensation Committee (i) is independent within the meaning of applicable SEC rules and the corporate governance rules of the NYSE and (ii) is a "non-employee director," as defined in Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act")

Committee Composition

	Audit	Nominating and Governance	Compensation
Ronald Sugar (Independent Chairperson)		● c	●
Ursula Burns	●	●	
Garrett Camp*			
Robert Eckert		●	●
Amanda Ginsberg	●		
Dara Khosrowshahi			
Wan Ling Martello		●	●
Yasir Al-Rumayyan	●		
John Thain	● c		
David Trujillo		●	● c

*Garrett Camp, a current member of the board of directors, is not standing for re-election at the Annual Meeting

 committee member

 committee chair

Board and Committee Self-Evaluations and Individual Director Evaluations

The board conducts an annual self-evaluation of the Board and each committee. Each member of the board also conducts an annual evaluation of the individual performance of every other member of the Board. The Nominating and Governance Committee oversees this process and reports to our board of directors regarding the performance and effectiveness of the board, each committee and each member of the board of directors. Using the results of these evaluations as a guide, our independent chairperson will lead a discussion with the full board of directors during an executive session about any proposed changes based on the results of this evaluation.

Meetings of the Board of Directors and Standing Committees

Our board of directors and Audit, Compensation, and Nominating and Governance Committees meet at least quarterly. In 2019, our board of directors met 15 times, the Audit Committee met eight times, the Compensation Committee met five times, and the Nominating and Governance Committee met six times. Each director who served on our board of directors during 2019 attended at least 75% of the meetings of the board of directors and committees on which he or she served that were held during his or her tenure on our board, with the exception of H.E. Al-Rumayyan, who attended less than 75% of our board meetings due to extensive prior commitments including those related to the initial public offering of the Saudi Arabian Oil Company, where he serves in the role of the Chair, which was completed in December 2019 and the Future Investment Initiative hosted by the Public Investment Fund, where he serves in the role of managing director. Under our corporate governance guidelines, all directors are expected to attend the Company's annual meeting of stockholders.

Meetings of Non-Management Directors

During 2019, our board of directors held executive sessions without management present.

Past Directors

Matt Cohler, Ryan Graves, Arianna Huffington, and Travis Kalanick served as members of our board of directors in 2019. Our board of directors has determined that within the meaning of the applicable SEC rules and applying the standards of the NYSE, Mr. Cohler was, during his term, independent including with respect to his service on the Audit Committee. Our board of directors has determined that within the meaning of the applicable SEC rules and applying the standards of the NYSE, Ms. Huffington was, during her term, independent including with respect to her service on the Compensation Committee and was a "non-employee" director as defined in Section 16 of the Exchange Act. Our board of directors has determined that Travis Kalanick and Ryan Graves were not independent during their respective terms. Mr. Kalanick served as our Chief Executive Officer, and Mr. Graves served as our Senior Vice President, Operations. Mr. Cohler, Mr. Kalanick, Mr. Graves, and Ms. Huffington no longer serve on the board of directors.

Board Oversight

Our board of directors, which currently consists of ten members, oversees our business affairs and works with senior management to determine our long-term strategy. A transparent dialogue between our board of directors, its standing committees, and senior management is essential to our board of directors' oversight role, and, to this end, our board of directors and its standing committees intend to regularly conduct meetings with risk management experts and our senior officers responsible for risk oversight, including our Chief Legal Officer, Chief Compliance and Ethics Officer, Chief Financial Officer, and Chief Executive Officer. Our Audit Committee oversees our risk management procedures and processes for preventing and detecting fraud.

Our Board of Directors' Role in Risk Oversight

Our commitment to innovation inherently involves significant risk, as exemplified by our cultural norm of making "big bold bets." As a result, one of our board of directors' important functions is the oversight of risk management. Our board of directors' assessment of and decisions regarding risk occur in the context of and in conjunction with our board of directors' and standing committees' other activities. We seek to align our approach to risk-taking with our business strategy by encouraging innovation while managing our levels of risk.

Risk Assessment Responsibilities and Processes

Our committee charters and risk management policies set forth the following risk-related responsibilities:

The Board of Directors

- Has primary responsibility for risk oversight.
- Assigns specific oversight duties to the committees of the board.
- Receives periodic briefings and participates in informational sessions with management on the types of risks we face and our enterprise risk management system.
- Receives reports from management on risks as they arise.

The Compensation Committee

- Oversees compensation program for employees and senior management.
- Oversees and reviews compensation-related risks.
- Reviews conflicts of interest involving advisors to the Compensation Committee.

Management

- Identifies risk and develops risk controls related to significant business activities.
- Includes risk assessments in strategy decisions.
- Develops programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk with potential reward, and the appropriate manner in which to manage risk. Establishes procedures to prevent, deter, and detect fraud.
- Provides reports and updates on risk-related matters to the Audit and Compensation Committees.

The Nominating and Governance Committee

- Reviews risks associated with our corporate governance framework and provides recommendations as appropriate.
- Identifies, interviews, recruits, and performs due diligence on potential board members and evaluates the independence of each director and director candidate.

The Audit Committee

- Annually reviews our risk profile, including, without limitation, with respect to cybersecurity matters.
- Obtains updates on management's implementation and maintenance of a company-wide risk management process.
- Receives periodic briefings on our internal audit function, risk identification, mitigation, and control.
- Reviews our risk management processes and procedures.
- Reviews any allegations of fraud disclosed to the Audit Committee, including those involving management or any employee with a significant role in our internal controls over financial reporting, legal compliance, or corporate governance.

- Reviews with management our major financial risk exposures and the steps management has taken to monitor such exposures, including policies and procedures with respect to risk assessment and risk management.
- Receives and discusses quarterly updates from the Global Head of Internal Audit regarding our risk management processes and systems of internal control.
- Oversees management's arrangements for the prevention, deterrence, and detection of fraud and management's responses to allegations of fraud.

Board of Directors' Role in Cybersecurity Oversight

Safeguarding our critical networks and the information that platform users share with us is vital to our business. Our board of directors oversees our efforts to address cybersecurity risk through the oversight of our senior management team, including our Chief Legal Officer, Chief Privacy Officer, Chief Trust and Security Officer, Chief Information Security Officer and EU Data Protection Officer.

Our Trust and Security organization, including our Chief Information Security Officer, provides reports to the Audit Committee on a quarterly basis and is responsible for a range of cybersecurity activities, including conducting threat environment and vulnerability assessments, managing cyber incidents, pursuing projects to strengthen internal cybersecurity, working closely with our privacy and cybersecurity legal team that reports into our Chief Privacy Officer, coordinating with our operations teams to evaluate the cybersecurity implications of our products and offerings, and coordinating management's efforts to monitor, detect, and prevent cyber threats to our company. In addition, the Audit Committee annually reviews Uber's risk profile with respect to cybersecurity matters. Our Chief Privacy Officer provides reports to the Board on an annual basis and as requested from time to time.

The Chief Privacy Officer and Chief Information Security Officer assist in cybersecurity and data privacy matters within the Company including co-chairing a cross-functional cybersecurity council with members from business units across the Company, including product, engineering, marketing, and HR employees, which meets on a quarterly basis. The Company also has a robust privacy training and awareness program in place geared towards embracing privacy best practices, including:

- Launching a privacy champions program, educating employees from across business units to advocate and serve as a privacy resource for their team and assist in moving products and services to the privacy impact assessment process.
- Requiring every employee who joins the company to take privacy and data security training.
- Providing geographic and role specific training by the global privacy and cybersecurity legal team.

The Company also has a privacy impact assessment process to evaluate products, services and features that process personal data and assist in process improvements and operational effectiveness related to the Company's privacy risk management.

Certain Relationships and Related Person Transactions

Other than the executive officer and director compensation arrangements discussed in the section titled "Executive Compensation" and compensation to other executive officers that would have been disclosed in that section if such executive officers had been a NEO, we describe transactions and series of similar transactions, since January 1, 2019, in which we participated or will participate, in which:

- the amounts involved exceeded or exceed $120,000; and
- any of our then directors, executive officers, or holders of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

ATG Investment

In April 2019, we entered into the Unit Purchase Agreement with affiliates of SoftBank Vision Fund, an entity affiliated with SB Cayman 2 Ltd., a beneficial holder of more than 5% of our outstanding capital stock, Toyota, and DENSO, pursuant to which the ATG Investors will invest an aggregate of $1.0 billion ($400 million from Toyota, $333 million from SoftBank, and $267 million from DENSO) in a newly formed corporate parent entity for ATG. Pursuant to the Unit Purchase Agreement, we agreed to contribute certain of our subsidiaries and all assets and liabilities that are primarily related to our autonomous vehicle technologies (excluding liabilities arising from certain indemnification obligations related to the Levandowski arbitration and any remediation costs associated with certain obligations that may arise as a result of the Waymo settlement), in exchange for common units of ATG representing an 86.2% stake in ATG on a fully diluted basis, reflecting an implied $7.25 billion valuation for ATG immediately following the closing of the investment. The ATG Investors received a collective 13.8% stake in ATG on a fully diluted basis as of the closing. The closing of this transaction occurred in July 2019.

Investors' Rights Agreement

We entered into an amended and restated investors' rights agreement with certain holders of our redeemable convertible preferred stock (the "IRA"), including Expa-1, LLC, SB Cayman 2 Ltd., The Public Investment Fund, and entities affiliated with Benchmark Capital Partners, TPG, and Alphabet Inc., all of which are or were beneficial holders of more than 5% of our capital stock or are entities with which certain of our directors are affiliated. This agreement provides that the holders of common stock issuable upon conversion of our redeemable convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. In addition to the registration rights, the IRA provided for certain information rights and a right of first offer. The provisions of the amended and restated investors' rights agreement, other than those relating to registration rights, terminated upon the closing of our initial public offering.

Voting Agreement

We entered into a voting agreement under which holders of our redeemable convertible preferred stock, our founders, and certain early service providers, including Travis Kalanick, a former member of our board of directors, Ryan Graves, a former member of our board of directors,

Expa-1, LLC, SBCayman 2 Ltd., The Public Investment Fund, and entities affiliated with Benchmark Capital Partners, TPG, and Alphabet Inc., all of which are or were beneficial holders of more than 5% of our capital stock or are entities with which certain of our current or former directors are or were affiliated, agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of the initial public offering, the voting agreement terminated, and none of our stockholders has any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal and Co-Sale Agreement

We entered into a right of first refusal and co-sale agreement with certain holders of our redeemable convertible preferred stock and our founders and certain early service providers, including Travis Kalanick and Ryan Graves, Expa-1, LLC, SB Cayman 2 Ltd., The Public Investment Fund, and entities affiliated with Benchmark Capital Partners, TPG, and Alphabet Inc., all of which are or were beneficial holders of more than 5% of our capital stock or are entities with which certain of our current or former directors are or were affiliated, pursuant to which such holders had a right of first refusal and co-sale in respect of certain sales of securities by our founders and early service providers. Upon the closing of the initial public offering, the right of first refusal and co-sale agreement terminated.

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, in connection with the initial public offering, we entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them.

Employment of an Immediate Family Member

The daughter of Derek Anthony West, our Chief Legal Officer, is currently employed by us. She does not share a household with Mr. West, is not one of our executive officers, and does not report directly to any of our executive officers. Her total compensation in 2019 was within a range of $250,000 to $350,000. She participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.

Other Transactions

We have granted stock options, RSUs, and restricted stock awards to our executive officers and certain of our directors. For a description of the equity awards held by our NEOs and directors that are currently outstanding, see "Compensation Discussion & Analysis" and "Compensation Tables" in this proxy statement.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. For a description of these agreements, see "Compensation Tables—Potential Payments upon Termination or Change in Control" in this proxy statement.

TPG Capital BD, LLC, one of our underwriters for our $8.1 billion initial public offering, is an affiliate of TPG. David Trujillo, one of our directors, is a partner at TPG.

We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Policies and Procedures for Transactions with Related Persons

In May 2019, we adopted a written policy that our executive officers, directors, beneficial owners of more than 5% of any class of our capital stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the prior consent of our Audit Committee. Any request for us to enter into a transaction with an executive officer, director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such person would have a direct or indirect interest, must first be presented to our Audit Committee for review, consideration, and approval or ratification. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances of the transaction available to it, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unrelated third party or to employees under the same or similar circumstances, and the extent of the related person's interest in the transaction. The written policy requires that, in determining whether to approve or reject a related person transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee determines in good faith.

Communication with Directors and Executive Officers

Stockholders and others who wish to communicate with the board of directors or any individual director, including our independent chairperson, may do so by writing to the following address:

Board of Directors
Uber Technologies, Inc.
c/o Corporate Secretary
1455 Market Street, 4th Floor
San Francisco, California 94103

All such correspondence is reviewed by the Corporate Secretary's office, which logs the material for tracking purposes. Our board of directors has asked the Corporate Secretary's office to forward to the appropriate director(s) all correspondence, except for personal grievances, items unrelated to the functions of the board of directors, business solicitations, advertisements, and materials that are profane.

Availability of Corporate Governance Documents

Our corporate governance documents are available on the investor relations section of our website at www.uber.com. The information contained in, or that can be accessed through, our website is not a part of, or incorporated by reference in, this proxy statement. Additionally, copies of our Certificate of Incorporation, Bylaws, all standing Committee Charters, the Corporate Governance Guidelines, the Business Conduct Guide and Code of Ethics and the Related Party Transactions Policy are available in print upon request by writing to the Corporate Secretary at Uber Technologies, Inc., 1455 Market Street, 4th Floor, San Francisco, California 94103.

Corporate Responsibility and Sustainability

We strive to set ambitious goals and make strategic investments to advance our environmental sustainability and responsibility, improve our D&I, and have a positive social impact on the communities in which we operate.

Environmental Sustainability and Responsibility

At Uber, our mission is to ignite opportunity by setting the world in motion. Protecting the environment during our journey is essential for sustainable growth. We aspire to play a meaningful role in creating a sustainable, low-carbon future and addressing environmental challenges and have taken significant steps in strengthening our sustainability strategy to address the environmental impact of both our platform and our workplaces toward a more sustainable future.

We believe that a transportation system based on personal car use is inefficient and unsustainable. Transportation accounts for nearly a quarter of global energy-related greenhouse gas (GHG) emissions.

Uber is committed to enabling more sustainable mobility. Over time, we believe our on-demand, multi-modal platform can help people and cities move away from transportation overly reliant on fossil-fueled, car ownership and toward a shared, electric future.

With the power of a global mobility platform, at Uber we have an opportunity to make greater environmental contributions through our product. Uber's technology fundamentally aims to help more people and things move than was possible before—with existing transportation assets—through efficiency and utilization. But as we grow, we have a tremendous responsibility to help the rides we facilitate use public resources as efficiently as possible, especially roads and air, and to find more sustainable ways to help move people and things from A to B. Getting this right can help reduce the carbon impact of our platform, help drivers save on fuel, help riders get affordable, lower impact travel options, and help cities unlock more efficient mobility options.

Two strategic pillars support our sustainable mobility strategy for Uber's platform: reducing and reporting.

Reducing

- **We intend to invest in product innovations and initiatives that reduce the carbon intensity of our platform.** We've developed pooling technologies for more than five years to provide more affordable mobility options for consumers while helping urban roads avoid millions of additional vehicle miles and tens of thousands of CO_2 emissions.

- **We're expanding Uber Transit,** which over time, along with our continued efforts on micromobility, we believe will support cities and increase car-free travel.

- **We're also expanding our electric vehicle (EV) efforts.** New partnerships with urban fast-charging efforts EVgo and Powerdot are the latest additions to a growing global portfolio of initiatives across dozens of cities globally—from London, to Hyderabad, to Sacramento—to help grow and address barriers to electric, shared mobility. UberGreen (push a button get an EV) is available in more than a dozen cities in Europe such as Lisbon, Zurich, Berlin, Kyiv, and Paris. In London, specifically, we launched a bold Clean Air Plan to deliver our goal of ensuring every car on the Uber app is fully electric by 2025 and recently announced a new partnership with Nissan to make more affordable EV options available to drivers.

Reporting

- **We committed to publicly disclose the environmental impact of rides on Uber's platform**. We want to give our users, and the cities where they live and use the platform, more visibility on the impact of the trips we help facilitate. We subsequently released the methods for two key metrics we plan to disclose: travel efficiency and carbon intensity. The first, travel efficiency, looks at how well we help move people while minimizing car use. The second, carbon intensity, evaluates the emissions required for every mile traveled by every passenger on our platform.

We have pledged to match 100% of our US electricity consumption with renewable energy by 2025. With nearly 27,000 employees spanning across 7 million square feet of workspace, we are driven by our people and committed to promoting a healthy, sustainable, and safe culture. The sustainability strategy delivered by our People and Places team is centered around using energy efficiently, responsibly diverting waste, and reducing water consumption. This effort started with collecting utility cost and consumption data to formulate our baseline footprint in a global dashboard. By understanding the carbon intensity of our physical space, we developed energy reduction programs that address plug load, lighting, heating, ventilating and cooling features of a space.

To steer environmental efficiencies and company growth further toward cohesion, we developed design and operation standards for our new builds that prioritize indoor air and water quality, electricity and gas efficiencies, waste minimization, and renewable energy opportunities. Additionally, to improve the health of our buildings and support employee well-being, we are pursuing LEED and WELL certifications for our largest US offices including San Francisco, Dallas, New York, and Chicago.

Integrated sustainable development can't happen in silos, so we're committed to facilitating a platform for our people to connect. Our internal group, Move the Planet, connects employees on environmental issues and projects in some of our largest cities around the globe. Our focus in 2020 is to minimize the overall cost, consumption, and carbon footprint of the workplace portfolio through energy reduction implementation, renewable energy procurement, design guideline adoption, and improved diversion rates.

Diversity and Inclusion

We strive to build a diverse and inclusive workforce and foster an environment in which authenticity is celebrated as a strength. We believe that a diverse and inclusive workforce is critical to helping us attract and retain the talent necessary to advance innovation and drive our business forward.

We support our Employee Resource Groups (ERGs), which include our numerous affinity groups for diverse employees. Our ERGs are working on new ways to enhance our culture and to help ensure that Uber better serves Drivers, consumers, restaurants, shippers, carriers, and cities.

Some of our other initiatives for D&I include:

Propelling more women and underrepresented individuals into technology. We strive to support our female employees and support women in technology around the world. We have invested in and partnered with organizations working to bring more women and underrepresented individuals into the technology industry, including BUILD, SMASH, Code.org, Girls Who Code, The Hidden Genius Project, the National Society of Black Engineers, Iridescent, and DevMission.

Celebrating diversity. Our employees, Drivers, and consumers are from countries all around the world, and we believe racism and discrimination have no place in our offices or on our platform.

- We have banned violent hate groups from using our platform.
- We seek to help eliminate barriers underrepresented individuals face in science, technology, engineering, and mathematics ("STEM") by supporting STEM education programs for underrepresented groups.

Supporting LGBTQ+ equality. We strive to promote LGBTQ+ equality in our offices and in our communities.

- For the past four years (2016 – 2019), we have consistently earned a top score of 100 on the Human Rights Campaign Foundation's Corporate Equality Index ("CEI"), with four of our global offices named one of the "Best Places to Work for LGBTQ+ Equality." The CEI is an annual survey that helps corporations understand and implement best practices internally that are inclusive of the LGBTQ+ community.
- As described above, we are a member of the "Business Coalition for the Equality Act," and we support federal legislation in the United States that would ensure equal protections in the workplace for members of the LGBTQ+ community.

2019 Highlights

- **We launched a comprehensive Global Self-ID Campaign across all our countries,** asking our employees to proactively share information about themselves to create a more holistic picture of our workforce, and use this to better measure our D&I efforts
- **We were recognized as a Best Places to Work** by the Disability Equality Index receiving an overall score of 90%
- **We were recognized as a "best practices" company** by the Bloomberg Gender Equality Index
- **Uber Brazil won "Gold Award" in the UN Women Women's Empowerment Principles Award**
- **We launched a full suite of social impact funds via our Social Impact group.** These funds provide employees with more ways to get involved in the community, including Community Impact Initiative, Mobility Research Grant Fund, Employee Giving Fund, and Strategic Partnerships
- **We launched a workstream focused on Males Champions of Change** inclusive of a partnership with MCC and the Movember Foundation
- **We launched Sponsorship Programs in all our major business lines**

Safety

We design our products and platform to include robust safety tools for all platform users. Whether you are a Driver, consumer or community we partner with, safety is a priority. Highlights include:

Enhancing safety of Drivers and consumers. We have tripled the size of our safety team since 2017, with more than 300 professionals now dedicated to safety for our core rides business. We are focused on building new technologies that put safety at the heart of the Uber experience, and with thousands of community operations employees dedicated to ensuring safety on our platform, we are committed to enhancing safety. To that end, we have formed a Safety Advisory Board composed of outside experts, added additional safety features to our platform, and have strengthened our background checks in the United States. We strive to promote the safety of our employees, Drivers, and consumers. And because we alone cannot meet all of the safety challenges inherent in our industry, we are already working with law enforcement officials, road safety organizations, and more than 200 gender-based violence prevention experts—including the Rape, Abuse & Incest National Network (RAINN), the National Alliance to End Sexual Violence, and the National Network to End Domestic Violence—to innovate on new approaches that will raise the bar on safety in ridesharing.

Safety Report. In 2019, we released our U.S. Safety Report, the first comprehensive publication of its kind to be issued by a company, which shares details on our safety progress, its processes, and data related to the reports of the most serious safety incidents occurring on our platform including a 16% decrease in the average incident rate of the 5 most serious sexual assault categories reported between 2017 and 2018 and, based on preliminary estimates for the first half of 2019 made at the time of the Safety Report, a 17-20% decrease when compared to the full year of 2018. The Safety Report represents the latest in a series of actions we have taken in an effort to continually improve the safety of our platform for all who use it. We believe that publishing this data will help us develop best practices to prevent serious safety incidents from occurring in the first place.

Helping build safer communities. We are developing new technology tools that aim to improve safety in cities. We record the location of every ride in real time, and our team can rapidly respond to safety incidents that are reported to us. We can help cities reduce instances of driving under the influence of alcohol and drugs by providing people with quick and effective on-demand transportation as an alternative to driving while intoxicated. We have also partnered with Mothers Against Drunk Driving to encourage people to use public transportation or ridesharing services instead of driving under the influence. The National Highway Traffic Safety Administration reports that 29% of all traffic-related deaths in the United States were due to alcohol-impaired driving crashes in 2018. A Temple University study has shown that our entry into certain markets was followed by a drop in alcohol-related fatalities from motor vehicle crashes. Similarly, a study that we conducted in partnership with Mothers Against Drunk Driving indicated a relationship between our Ridesharing penetration in cities and a decrease in alcohol-related automobile accidents involving people under the age of 30. We also build relationships with local officials and law enforcement to promote

safe cities. For example, we have published procedures to enable law enforcement to access trip data and other information that may be critical for solving criminal cases quickly and securely through our Uber Law Enforcement Portal.

Combatting human trafficking. As a company that, among other things, provides consumers with access to personal mobility options, we want to do our part to help end transportation of trafficked people. We have partnered with numerous organizations that seek to end the commercial and sexual exploitation of trafficked children through awareness, advocacy, policy, and legislation. We also have online resources to educate Drivers on human trafficking, including how to spot it, and what to do when they suspect someone is being trafficked.

Workplace Safety. We are committed to providing a workplace that enables all work activities to be carried out safely. We take practical measures to eliminate or minimize risks to the health, safety and welfare of our employees, contractors, visitors and anyone else who may be affected by our operations. Over the course of 2019, we focused on increasing risk mitigation efforts, which resulted in over 9,200 job specific safety trainings.

Human Capital Development

Our success depends on our ability to attract and retain talented and skilled employees and independent Drivers. As of December 31, 2019, we had a global workforce of approximately 26,900 employees.

As described above, we have invested, and plan to continue to invest, in creating a diverse and inclusive environment in which our employees can deliver their best every day, and we endeavor to empower them to give back to the communities where we operate. This is exemplified by the large number of our employees who have participated in our numerous ERGs.

We also invest heavily in people development for our employees. We aim to accelerate our business by enabling people and teams to do their best work and achieve their highest potential, including, among other things, by investing significantly in leadership and management training and development. For example, we have offered employees online executive education courses taught by Harvard Business School faculty with focuses on leadership and strategy.

We have not only focused on developing our employees, but we have also strengthened our commitment to Drivers as part of our new path forward. In addition to our "180 Days of Change" campaign, in November 2018, we introduced a Driver rewards program, Uber Pro, which included a partnership with Arizona State University to provide eligible Drivers or their families the opportunity to complete courses toward more than 80 undergraduate degrees or a non-degree certificate, take English language courses or become certified in entrepreneurship, all through Arizona State University Online, with tuition fully covered. Classes can be completed online anytime, so education can fit around each Driver's life and not the other way around. As of the end of 2019, over 6,000 drivers and their family members have enrolled in Arizona State University Online through the Uber Pro program since its launch.

Director Compensation

Fiscal 2019 Non-Employee Director Compensation

In 2019, we compensated our non-employee directors in accordance with a policy established by our Compensation Committee in consultation with our board of directors, compensation consultants, Chief Executive Officer, and other members of our senior management team. In connection with our initial public offering in March 2019, we adopted a new policy that became effective on January 1, 2020.

The director compensation policy that was effective for the 2019 fiscal year consisted of the following elements:

Description of Non-Employee Director Compensation For Fiscal Year 2019	Amount
One-Time RSU Grant for New Directors*	$800,000
Annual RSU Grants for Committee Members:	
Audit Committee Chair	$ 35,000
Compensation Committee Chair	$ 25,000
Nominating and Governance Committee Chair	$ 25,000
Non-Chair Audit Committee Member	$ 20,000
Non-Chair Compensation Committee Member	$ 15,000
Non-Chair Nominating and Governance Committee Member	$ 15,000

Directors who received One-Time RSU Grants received no additional RSU grants or cash retainers, except for service as a committee member or chair; Dr. Sugar received an initial grant upon his appointment in 2018 and will not receive any RSU grants or cash retainers for his role as Chairperson of the Board or as an independent director, other than cash retainers for his service on a committee, until 2021.

In 2019, we did not make any equity grants to any director who was a founder, former employee, or elected to represent one of our stockholders (each, an "Affiliated Director"). We did not pay meeting fees. We did offer reimbursements to our directors for their reasonable out-of-pocket expenses, including travel and lodging, incurred in attending meetings of our board of directors and committees.

The following table summarizes all compensation awarded to, earned by, or paid to each of our non-employee directors during 2019.

Name	Total ($)[1]
Ronald Sugar	$ 30,119[2]
Ursula Burns	$ 18,061[3]
Garrett Camp[4]	—
Matt Cohler[4][5]	—
Ryan Graves[4][5]	—
Arianna Huffington[5]	—
Travis Kalanick[4][5]	—
Wan Ling Martello	$25,860[6]
Yasir Al-Rumayyan[4]	—
John Thain	$13,700[7]
David Trujillo[4]	—

(1) The amounts reflect the grant date fair value of RSUs, calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The grant date fair value of these RSUs was $51.31, the 409A value of the awards on the grant date of March 28, 2019. The following reflects the aggregate number of outstanding equity awards held by our non-employee directors as of December 31, 2019: Dr. Sugar, 31,127; Ms. Burns, 6,151; Ms. Martello, 5,126; and Mr. Thain, 6,151.

(2) These RSUs were granted in recognition of Dr. Sugar's service as chairperson of our Nominating and Governance Committee and vested on December 31, 2019; Dr. Sugar received an initial grant upon his appointment in 2018 and will not receive any RSU grants or cash retainers for his role as Chairperson of the Board or as an independent director, other than cash retainers for his service on a committee, until 2021.

(3) These RSUs were granted in recognition of Ms. Burns's service as a non-chair member of our Nominating and Governance Committee and vested on December 31, 2019.

(4) These directors were Affiliated Directors and received no compensation for 2019.

(5) These directors left the board in 2019 and received no compensation for 2019.

(6) These RSUs consist of two grants. 152 RSUs were granted in recognition of Ms. Martello's service as a non-chair member of our Audit Committee in 2018 and vested immediately upon grant. The remaining 352 of these RSUs were granted in recognition of Ms. Martello's service as a non-chair member of our Nominating and Governance Committee and vested on December 31, 2019.

(7) These RSUs were granted in recognition of Mr. Thain's service as chair of our Audit Committee in 2018 and vested immediately upon grant.

Fiscal 2020 Non-Employee Director Compensation

The Director Compensation Policy approved in March 2019 and effective as of January 1, 2020 is intended to reward our directors for their experience and performance, motivate them to achieve our long-term strategic goals, and help align our director compensation program with those of other leading U.S.-based publicly traded companies. We intend to periodically evaluate our Director Compensation Policy as part of our regular reviews of our overall compensation strategy. Under our new Director Compensation Policy, annual compensation for non-employee directors consists of the following elements:

Description of Non-Employee Director Compensation Effective January 1, 2020	Amount
Cash Retainer for All Directors[1][2]	$ 50,000
Annual RSU Grant for All Directors[2]	$250,000
Committee Additional Cash Retainer:[1]	
Audit Committee Chair	$ 35,000
Compensation Committee Chair	$ 25,000
Nominating and Governance Committee Chair	$ 25,000
Non-Chair Audit Committee Member	$ 20,000
Non-Chair Compensation Committee Member	$ 15,000
Non-Chair Nominating and Governance Committee Member	$ 15,000
Chairperson of the Board Additional Cash Retainer[1][2]	$200,000

(1) Paid on a quarterly basis.

(2) The new Director Compensation Policy is not effective with respect to Dr. Sugar, our independent Chairperson of the Board, until January 1, 2021. Dr. Sugar received an initial grant upon his appointment in 2018 and will not receive any RSU grants or cash retainers for his role as Chairperson of the Board or as an independent director, other than cash retainers for his service on a committee, until 2021.

Executive Officers

Name	Age	Position
Dara Khosrowshahi	50	Chief Executive Officer and Director
Nelson Chai	54	Chief Financial Officer
Jill Hazelbaker	38	Senior Vice President, Marketing and Public Affairs
Nikki Krishnamurthy	48	Senior Vice President and Chief People Officer
Thuan Pham	52	Chief Technology Officer
Derek Anthony West	54	Chief Legal Officer and Corporate Secretary

Executive Officers

Dara Khosrowshahi. See "Director Nominees" above.

Nelson Chai. Mr. Chai has served as our Chief Financial Officer since September 2018. Prior to joining Uber, Mr. Chai served as President and Chief Executive Officer of The Warranty Group, a provider of warranty solutions and underwriting services, from January 2017 to July 2018. From June 2010 to December 2015, Mr. Chai served in various senior management roles at CIT Group, Inc., a financial services company, including President from August 2011 to December 2015 and Chairman of CIT Bank NA from January 2014 to July 2015. Prior to CIT Group, Mr. Chai held senior management positions at Bank of America Corporation and Merrill Lynch & Co., a financial services company, including Executive Vice President and Chief Financial Officer of Merrill Lynch & Co. from December 2007 to February 2008. Mr. Chai served as Executive Vice President and Chief Financial Officer of NYSE Euronext, Inc. and its predecessor company NYSE Group, Inc. from January 2006 to December 2007. Mr. Chai has served on the board of directors of Thermo Fisher Scientific Inc., a biotechnology product development company, since December 2010, where he serves as chair of the audit committee and is a member of the nominating and governance committee. Mr. Chai serves on the Board of Overseers for the School of Arts and Sciences at the University of Pennsylvania.

Jill Hazelbaker. Ms. Hazelbaker has served as our Senior Vice President, Marketing and Public Affairs since June 2019. She served as Senior Vice President, Communications and Public Policy from April 2017 to June 2019. From November 2015 to April 2017, Ms. Hazelbaker served as our Vice President, Communications and Public Policy. Prior to joining Uber, Ms. Hazelbaker served as Vice President, Communications and Public Policy of Snap Inc., a social media company, from October 2014 to October 2015. From January 2010 until October 2014, Ms. Hazelbaker held senior Communications and Public Policy roles at Google, in the United States and Europe, where she was most recently Senior Director of Communications

and Public Policy from March 2013 to October 2014. Prior to joining Google, Ms. Hazelbaker served as Press Secretary to Mayor Michael Bloomberg's re-election campaign in New York City from January 2009 to December 2009 and as the Communications Director for Senator John McCain's U.S. presidential campaign from June 2007 to November 2008.

Nikki Krishnamurthy. Ms. Krishnamurthy has served as our Chief People Officer since October 2018. Prior to joining Uber, Ms. Krishnamurthy served as Chief People Officer of Expedia from May 2016 to June 2018. From March 2013 to May 2016, Ms. Krishnamurthy served as Vice President of Expedia Local Expert, a branch of Expedia that provides online concierge services, and prior to that, she held the role of Vice President of Human Resources for Expedia from December 2009 to March 2013. Prior to that, Ms. Krishnamurthy was Principal HR Consultant for Washington Mutual Card Services from September 2007 to September 2009.

Thuan Pham. Mr. Pham has served as our Chief Technology Officer since April 2013. Prior to joining Uber, Mr. Pham was Vice President of R&D at VMware, Inc., a cloud computing and platform virtualization software and services company, from December 2004 to April 2013.

Derek Anthony West. Mr. West has served as our Chief Legal Officer and Corporate Secretary since November 2017. Prior to joining Uber, Mr. West served as Executive Vice President, Government Affairs, General Counsel and Corporate Secretary from November 2014 to November 2017 at PepsiCo Inc., a food and beverage company. Prior to joining PepsiCo, Mr. West served as Associate Attorney General of the United States from March 2012 to September 2014, after previously serving as the Assistant Attorney General for the Civil Division in the U.S. Department of Justice from April 2009 to March 2012. From November 2001 to April 2009, Mr. West was a partner at Morrison & Foerster LLP. He also served as Special Assistant Attorney General at the California Department of Justice from 1999 to 2001 and, prior to that, as an Assistant United States Attorney in the Northern District of California.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of Uber's common stock as of March 1, 2020 by: (i) each of our NEOs, (ii) each of our directors and nominees for director, (iii) all of current directors and executive officers as a group, and (iv) each person or entity known by us to own beneficially more than 5% of our common stock based solely on Uber's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Uber Technologies, Inc., 1455 Market Street, 4th Floor, San Francisco, California 94103.

Name of Beneficial Owner	Shares Beneficially Owned	
	Shares	% of Shares Outstanding
Directors and Named Executive Officers:		
Dara Khosrowshahi[1]	693,113	*
Nelson Chai[2]	56,381	*
Jill Hazelbaker[3]	347,993	*
Nikki Krishnamurthy[4]	33,015	*
Thuan Pham[5]	5,226,295	*
Manik Gupta	167,747	*
Barney Harford[6]	330,538	*
Ursula Burns[7]	134,662	*
Garrett Camp[8]	69,549,053	4.03%
Robert Eckert	—	—
Amanda Ginsberg	—	—
Wan Ling Martello[9]	47,690	*
H.E. Yasir Al-Rumayyan[10]	72,963,030	4.23%
Ronald Sugar[11]	143,012	*
John Thain[12]	134,401	*
David Trujillo	—	—
All current directors and executive officers as a group (15 persons)[13]	149,453,520	8.66%
Greater than 5% Stockholders:		
SB Cayman 2 Ltd.[14]	222,228,178	12.88%

Represents beneficial ownership of less than 1%.

(1) Consists of (i) 393,113 shares of common stock held by Mr. Khosrowshahi and (ii) 300,000 shares of common stock subject to options held by Mr. Khosrowshahi that are exercisable within 60 days of March 1, 2020.

(2) Consists of (i) 47,882 shares of common stock held by Mr. Chai and (ii) RSUs for 5,132 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(3) Consists of (i) 324,618 shares of common stock held by Ms. Hazelbaker and (ii) RSUs for 23,375 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020. 292,262 shares of common stock held by Ms. Hazelbaker are pledged as collateral for a personal home construction loan as of March 1, 2020.

(4) Consists of (i) 21,419 shares of common stock held by Ms. Krishnamurthy and (ii) RSUs for 11,596 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(5) Consists of (i) 4,226,777 shares of common stock held by Mr. Pham, (ii) 470,367 shares held by the Nicole Anhdao Pham Annuity Trust dated March 25, 2019, of which Mr. Pham is the trustee, (iii) 470,367 shares held by the Thuan Quang Pham Annuity Trust dated March 25, 2019, of which Mr. Pham is the trustee, and (iv) RSUs for 58,784 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(6) Consists of (i) 172,138 shares of common stock and (ii) 158,400 shares of common stock subject to options held by Mr. Harford that are exercisable within 60 days of March 1, 2020. Such options were purchased by Mr. Harford after his employment with the Company had terminated.

(7) Consists of (i) 11,148 shares of common stock held by Ms. Burns, (ii) 122,489 shares of common stock held by the Ursula M. Burns 2019 GRAT #1, of which Ms. Burns is the trustee, and (iii) RSUs for 1,025 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(8) Consists of (i) 48,593,387 shares of common stock held by Expa-1, LLC, (ii) 7,523,999 shares of common stock held by RMG 2018 Trust, (iii) 12,476,001 shares of common stock held by RMG 2019 Trust and (iv) 955,666 shares of common stock held by Expa Holdings, Inc. Mr. Camp serves as the sole manager of Expa-1, LLC and has sole voting and dispositive power over the shares held by Expa-1, LLC. Mr. Camp serves as the sole officer of Expa Holdings, Inc. and has sole voting and dispositive power over the shares held by Expa Holdings, Inc. Mr. Camp serves as the sole trustee of RMG 2018 Trust and RMG 2019 Trust and has sole voting and dispositive power over the shares held by RMG 2018 Trust and RMG 2019 Trust.

(9) Consists of (i) 46,665 shares of common stock held by Ms. Martello and (ii) RSUs for 1,025 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(10) Consists of (i) 122,489 shares of common stock held by H.E Al-Rumayyan and (ii) 72,840,541 shares of common stock held by The Public Investment Fund. H.E. Al-Rumayyan is the managing director of The Public Investment Fund which is the sovereign wealth fund of the Kingdom of Saudi Arabia. The Board of Directors of The Public Investment Fund, consisting of His Royal Highness Mohammad bin Salman Al-Saud (Chairman), H.E. Ibrahim Abdulaziz Al-Assaf, H.E. Mohammad Abdul Malek Al Shaikh, H.E. Khalid Abdulaziz Al-Falih, H.E. Dr. Majid Bin Abdullah Al Qasabi, H.E. Mohammad Abdullah Al-Jadaan, H.E. Mohamed Mazyed Altwaijri, H.E. Ahmed Aqeel Al-Khateeb, and H.E. Yasir Othman Al-Rumayyan, has dispositive power over the shares held by The Public Investment Fund by a majority of the votes of the Directors, with the Chairman having a casting vote. The address for The Public Investment Fund is Al'Raidah Digital City, Riyadh 6121, AlNakheel District 11442, Kingdom of Saudi Arabia.

(11) Consists of (i) 122,489 shares of common stock held by The Sugar Family Trust, of which Dr. Sugar is the trustee, (ii) 17,675 shares held by Dr. Sugar, and (iii) RSUs for 2,848 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(12) Consists of (i) 133,376 shares of common stock held by Mr. Thain and (ii) RSUs for 1,025 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(13) Consists of (i) 149,040,707 shares of common stock held by all our current directors and executive officers as a group, (ii) 300,000 shares of common stock subject to options held by all our current directors and executive officers as a group that are exercisable within 60 days of March 1, 2020, and (iii) RSUs for 112,813 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 1, 2020.

(14) Based solely on a Schedule 13G filed February 14, 2020, (i) SB Cayman 2 holds 222,228,178 shares of common stock, (ii) SB Cayman 2 is wholly-owned by SoftBank Vision Fund (AIV S1) LP, a Delaware limited partnership ("Vision Fund"), (iii) SB Cayman 2 Ltd. is wholly-owned by SoftBank Vision Fund (AIV S1) LP, a Delaware limited partnership ("Vision Fund"), (iii) SB Investment Advisers (UK) Limited, a wholly-owned subsidiary of SoftBank Group Corp., has been appointed as alternative investment fund manager ("AIFM") and is exclusively responsible for managing the Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of the Vision Fund, SB Investment Advisers (UK) Limited is exclusively responsible for portfolio management and risk management.

Equity Compensation Plan Information

We currently maintain four equity compensation plans that provide for the issuance of shares of our common stock to our officers and other employees, directors, and consultants: the 2010 Equity Incentive Plan (the "2010 Plan"), the 2013 Equity Incentive Plan (the "2013 Plan"), the 2019 Equity Incentive Plan (the "2019 Plan"), and the 2019 Employee Stock Purchase Plan (the "ESPP"), which have all been approved by stockholders. Following our IPO, we have only issued awards under the 2019 Plan and the ESPP, and no additional awards will be granted under the 2010 and 2013 Plans.

The following table shows information, as of December 31, 2019, regarding outstanding stock options, stock appreciation rights ("SARs"), and restricted stock units ("RSUs") as well as shares reserved for future issuance under the foregoing plans as of December 31, 2019.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity compensation plans approved by stockholders	120,438,931	$9.81	182,137,540

(1) Consists of the following: 3,881,243 shares subject to outstanding awards granted under the 2010 Plan, 94,269,435 shares subject to outstanding awards granted under the 2013 Plan, and 22,288,253 shares subject to outstanding awards granted under the 2019 Plan. Performance-based RSUs are, for purposes of this column, assumed to be payable at 100% of target.

(2) The weighted-average exercise price is calculated solely on the exercise prices of the outstanding options and SARs and do not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(3) Consists of 22,924,328 shares available under the ESPP and 159,213,212 shares available under the 2019 Plan. The number of shares reserved for issuance under the ESPP and the 2019 Plan automatically increase on January 1st each calendar year for ten years, starting on January 1, 2020 and ending on and including January 1, 2029. The number of shares reserved for issuance under the ESPP automatically increase by the lesser of (a) one percent (1.0%) of the total number of our shares outstanding as of December 31st of the immediately preceding calendar year or (b) 25,000,000 shares, or (c) a number determined by our board of directors. The number of shares reserved for issuance under the 2019 Plan automatically increase by the lesser of (a) five percent (5.0%) of the total number of Uber shares outstanding as of December 31st of the immediately preceding calendar year or (b) a number determined by our board of directors.

Executive Compensation

The following discussion and analysis of our executive compensation philosophy, objectives, and design, our compensation-setting process, our executive compensation program components, and the decisions made for 2019 compensation for our executive officers should be read together with the compensation tables and related disclosures set forth below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Compensation Discussion and Analysis

Executive Summary

Our mission is to ignite opportunity by setting the world in motion.

We are a technology platform that uses a global network, leading technology, operational excellence, and product expertise to power movement from point A to point B. We develop and operate proprietary technology applications supporting a variety of offerings on our platform. We connect consumers with providers of ride services, restaurants and food delivery services, public transportation networks, e-bikes, e-scooters, and other personal mobility options. We use this same network, technology, operational excellence, and product expertise to connect shippers with carriers in the freight industry. We are also developing technologies to provide autonomous driving vehicle solutions to consumers, networks of vertical take-off and landing vehicles, and new solutions to solve everyday problems.

The market in which we compete is constantly changing and being disrupted, which requires continuous innovation and agility to remain competitive. Ensuring that we have strong, diverse talent with demonstrated ability to grow and scale is critical to our mission and our ability to be successful and drive long-term stockholder value.

In 2017, our board of directors commenced a process to transform Uber from a founder-led, private company into a publicly traded company led by a diverse, experienced, and talented senior management team with world-class corporate governance. Under the leadership of our senior management team, we have fundamentally reformed our culture by improving our internal governance structure, strengthening our compliance program, embracing our new cultural norms, and rebuilding our relationships with our partners. In May 2019, we completed our initial public offering ("IPO") and listing on the NYSE. In our first year as a publicly traded company, we continue to sharpen our focus on our executive compensation program and continue to align our overall executive compensation philosophy and program with those of leading U.S.-based publicly-traded companies, while retaining a necessary measure of flexibility to address appropriate individual circumstances.

Key 2019 Financial Highlights

2019 was a significantly transformational year for Uber in which we achieved several notable milestones as we continue work towards delivering against the commitments we made to our stockholders on our path to profitability. Certain key results are highlighted below, while full financial results, including reconciliations of the non-GAAP financial measures to the most comparable GAAP financial measures, are reflected in Appendix A beginning on page 79 of this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2019, which can be found at https://investor.uber.com/financials/default.aspx and on the SEC's website.

2019 Highlights

✓ We crossed the 100 million **Monthly Active Platform Consumers** ("MAPCs") mark, reaching 111 million in the fourth quarter, representing **22% growth year-over-year (YoY)** and **6.9 billion trips in 2019,** representing **32% growth YoY**.

✓ Total **Gross Bookings** ("GB") **of $65B**, representing **35% growth YoY***, with Q4 Rides and Eats growing 20% and 73% YoY*, respectively.

✓ Total **Revenue of $14.1B**, representing **28% growth YoY***.

✓ Total **Adjusted Net Revenue** ("ANR") **of $12.9B**, representing **28% growth YoY***. Take rates in Q4 expanded over 200 bps and 300 bps YoY for Rides and Eats, respectively.

✓ Q4 Rides Segment Adjusted EBITDA of $742M covered Corporate G&A and Platform R&D by $98M.

* Growth percentages for Gross Bookings, Revenue, and Adjusted Net Revenue reflected on a constant currency basis

Summary of 2019 Results by Quarter

Operating Metrics



Gross Bookings

$ In Millions



Adjusted Net Revenue

$ In Millions



Adjusted EBITDA

$ In Millions



2019 Named Executive Officers ("NEOs"):

Name	Title
Dara Khosrowshahi	Chief Executive Officer and Director
Nelson Chai	Chief Financial Officer
Jill Hazelbaker	Senior Vice President, Marketing and Public Affairs
Nikki Krishnamurthy	Senior Vice President and Chief People Officer
Thuan Pham	Chief Technology Officer
Additional NEOs	
Barney Harford[1]	*Former Chief Operating Officer*
Manik Gupta[2]	*Former Chief Product Officer*

(1) *Effective July 31, 2019, Mr. Harford separated from Uber; however, since Mr. Harford's compensation exceeded that of the next most highly compensated NEO who remained employed by Uber as of December 31, 2019, he is included as a NEO in this proxy statement.*

(2) *Effective December 13, 2019, Mr. Gupta stepped down from his role as Chief Product Officer; however, since Mr. Gupta's compensation exceeded that of the next most highly compensated NEO who remained employed by Uber as of December 31, 2019, he is included as a NEO in this proxy statement.*

CEO Compensation

In September 2017, as part of our effort to transform Uber from a founder-led, private company into a world class, highly regarded publicly traded company, our board of directors appointed Dara Khosrowshahi as our Chief Executive Officer. Previously, he was the Chief Executive Officer of Expedia Group, Inc., an online global travel services company with a market capitalization of over $22 billion at the time of his departure. In order to incentivize Mr. Khosrowshahi to join Uber, and make up for his foregone compensation opportunity with Expedia, the board approved a compensation package that included an option award and a sign-on RSU award as part of his employment agreement. The board felt that these awards were necessary given the challenges that Uber faced in 2017 and the critical role that he would play in Uber's transformation plan.

The option award was granted in September 2017, with 70% of the award being based on the achievement of a company equity valuation of or exceeding $120 billion over 90 consecutive trading days, and the remaining 30% of the award vesting annually over 5 years. The sign-on RSU award was designed as two grants of $27.5 million in RSUs made over a two year period, each of which would vest one year from the grant date. The first grant was made in July of 2018, and the second grant was made in July of 2019, both of which were subject to Mr. Khosrowshahi's continued employment as CEO. This approach was considered to be in the best interest of the Company and was designed to better align Mr. Khosrowshahi's interests with those of our stockholders.

The main components of Mr. Khosrowshahi's annual target compensation have remained unchanged since he joined Uber in 2017, as illustrated in the charts below.



CEO Sign-on / Initial Award

Joined Uber Sep 5 2017

Option Grant (granted Sep 2017)

Sign-on RSU Grant 1 (granted July 2018)

Vested in July 2019

Sign-on RSU Grant 2 (granted July 2019)

Vests in July 2020

2017 / 2018 / 2019 / 2020

CEO 2018-2020 Total Direct Compensation

Sign on award set in 2017 when CEO joined Uber

Amount reflective of foregone equity opportunity from prior employer, and higher level of risk assumed in accepting a role as CEO at Uber

Sign-on
Performance-based Equity*
Time-based Equity
Bonus Target
Salary

Main components of annual target compensation totaling $15.5M have remained unchanged since 2017

	2018	2019	2020
Sign-on	$27.5M	$27.5M	
Performance-based Equity*	$6.3M	$6.3M	$6.3M
Time-based Equity	$6.3M	$6.3M	$6.3M
Bonus Target	$2.0M	$2.0M	$2.0M
Salary	$1.0M	$1.0M	$1.0M

* The amounts reflect the full value of the Performance-based Equity on the date of grant, which differs from the accounting grant date value. For more information, please refer to Notes 1, 2, and 4 under the Summary Compensation Table beginning on page 61 of this proxy statement.

Compensation Structures and Incentive Program Links to Strategy

As illustrated in the charts below, our primary focus in compensating executives is on the long-term elements of target total direct compensation. Under the executive compensation program, over 90% of Mr. Khosrowshahi's 2019 target total direct compensation (excluding his sign-on RSU award) was variable and at risk, and on average, over 80% was variable and at risk for our other NEOs.



CEO Target Compensation

6% Salary
13% Cash Bonus
81% Long-term Equity
94% AT-RISK COMPENSATION

Other NEOs Average Target Compensation

18% Salary
15% Cash Bonus
67% Long-term Equity
82% AT-RISK COMPENSATION

The Compensation Committee aims to align executive interests with long-term stockholder value creation and to link compensation to the key drivers of our business. Annually, they review individual executive officer compensation, including our cash-based and equity-based incentive compensation programs, to ensure that the interests of our senior management team continue to align with those of our stockholders.

Compensation Type	Objectives & Determination Factors	Link to Strategy & Performance Alignment
Base Salary	• Based upon value in the marketplace and criticality of the role • Individual's skills, experience, and performance	• Provides fixed source of compensation for day-to-day responsibilities
Annual Cash Bonus	• Provides variable compensation, while focusing executives on annual objectives that support Uber's value creation and long-term strategy • Target awards based on competitive marketplace, internal equity, and level of experience • Actual awards based on individual and company performance	• The Compensation Committee measures performance across various critical metrics that align with the interests of our stockholders and other key stakeholders, including customers, employees, and communities in which we operate **2019 Performance was measured against the following:**

1. Key Financial Metrics:

Gross Bookings

Adjusted Net Revenue

Adjusted EBITDA

2. Strategic Priorities:

Completing Uber's IPO

Executing constructive M&A opportunities

Moving Uber's big bets

3. Company-wide Objectives:

Power the Platform: Increase monthly active platform customers, and increase customer engagement

Stand for Safety: Improve safety, and increase transparency

Global Expansion: Unlock new countries and products, and identify additional opportunities for strategic transactions

Road to Profitability: Improve unit economics and Adjusted EBITDA

One Uber: Model and reinforce cultural norms (e.g., D&I)

Additionally, the Committee also reviewed Individual Performance and Contributions

Equity Incentives • Time-based RSUs • Performance-based RSUs	• Encourages executive retention, and reinforces the need for long-term sustained financial performance • Encourages equity ownership, and aligns the interests of executives and stockholders • Equity awards based on competitive marketplace, level of executive, internal equity, and performance of executive	• Time-based RSUs generally vest over 4 years, encouraging executive retention, and reinforcing commitment to our long-term success • Performance-based RSUs are earned over a 3-year performance period. Actual earned performance-based RSUs are determined based on achievement of the Compensation Committee approved financial and strategic metrics. Fiscal 2019's performance-based RSUs were aligned to: o **Gross Bookings** o **Core Platform Contribution*** o **Adjusted EBITDA** o **D&I**

* *In the third quarter of 2019, we changed the presentation of our reportable segments and separated our Rides and Eats results. We also renamed the segment operating performance measure Contribution to Segment Adjusted EBITDA. The previously reported Core Platform Contribution profit (loss) equals the sum of the adjusted EBITDA results of the separate Rides and Eats segments.*

Compensation Philosophy, Objectives, & Governance

Philosophy. We are focused on our mission of igniting opportunity by setting the world in motion. We operate in rapidly evolving and highly competitive markets worldwide. To succeed in these environments and execute our strategy of building our platform, we must increase the scale of our global network, continue to develop and update our technology, use our product expertise and operational excellence, invest in new offerings on our platform, partner with other cities, and encourage our executives to model and reinforce our cultural norms while successfully accomplishing our long-term strategic goals.

Objectives. Our executive compensation program is designed to achieve the following objectives:



Attract & Retain Talent

Attract and retain a highly talented team of executives who possess and demonstrate strong leadership, exceptional followership, and world-class management capabilities.



Alignment with Stockholders

Align the executive officer's incentives with Company performance and the interests of our stockholders.



Pay-for-Performance

Reward our executive officers for their performance and to motivate them to achieve the Company's short- and long-term strategic goals.



Reinforce Cultural Norms

Promote doing the right thing, working tirelessly to earn the trust of our consumers and users, acting like owners, valuing ideas over hierarchy, making big bold bets, and celebrating our differences and drive to harness the power of global technology in achieving Company success.

Design. The total compensation package for our executive officers consists primarily of a combination of base salary, annual bonuses, and long-term incentives. We use base salaries to compensate executive officers for their day-to-day responsibilities at levels that we feel are necessary to attract and retain the highest level of executive talent. However, we believe that placing a strong emphasis on equity compensation and bonuses linked to achieving company and individual performance goals aligns with our entrepreneurial spirit and incentivizes our executive officers to maximize stockholder value by pursuing strategic opportunities that advance our mission, while embracing our cultural norms. As our operations continue to grow and become increasingly complex, we expect that our need to attract and retain executive talent in competition with other leading publicly-traded companies will remain important.

Our Compensation Committee plans to regularly evaluate our executive compensation philosophy and program. At a minimum, our Compensation Committee will continue to review our executive compensation program on an annual basis and seek to align our overall executive compensation philosophy and program with those of other leading U.S. publicly-traded companies, many of which have a global presence, while retaining a necessary measure of flexibility to help us achieve our long-term strategic goals and to address appropriate individual circumstances.

We have established a number of policies and practices, listed below, to support our compensation philosophy, improve our compensation governance, and drive performance that aligns executives' and stockholders' interests.



What We Do

- Maintain stock ownership guidelines for our executive officers and directors, including a rigorous 10x base salary requirement for the CEO
- Conduct a robust Annual Risk Assessment to ensure our compensation programs do not encourage excessive or inappropriate risk-taking
- Design our executive compensation program such that a significant portion of our compensation is at risk based on Uber's performance, aligned to the interests of stockholders
- Employ a Clawback Policy applicable to our executive officers
- Engage an independent compensation consultant
- Review the peer group on an annual basis, which is used to inform compensation decisions
- Engage with stockholders
- Include performance metrics tied to D&I and Safety, which support a strong culture and address the interests of a wide array of stakeholders



What We Don't Do

- Allow hedging of Uber stock by directors or employees
- Allow pledging of Uber stock by directors or employees for margin loans or similar speculative transactions
- Special benefit or retirement plans that are exclusive to the executive population
- Single-trigger acceleration following a change in control
- Excessive perquisites

Compensation-Setting Governance and Process

Our board of directors is responsible for overseeing the activities of our Compensation Committee with respect to our executive compensation program, including reviewing recommendations from our Compensation Committee as to the form and amount of compensation to be paid or awarded to our executive officers, approving the execution of employment agreements with certain of our executive officers, and establishing the compensation package for our Chief Executive Officer. The Compensation Committee, management, and our independent compensation consultants work closely in managing our executive compensation program. A summary of each of their roles and responsibilities is reflected below:

Compensation Committee	- Reviews and approves individual executive compensation decisions, including new hire packages and employment agreements for new executive officers - Responsible for evaluating and managing our executive compensation philosophy and programs, overseeing decisions regarding specific equity-based compensation plans, programs, and grants - Reviews, at least annually, the selection of companies in our peer group to determine the competitiveness of executive officer and non-employee director compensation programs - Conducts annual reviews and approves (or, if applicable, makes recommendations to our board of directors regarding the adoption and approval of) our cash-based and equity-based incentive compensation plans, programs, and arrangements for our executive officers and non-employee directors - Oversees the annual review of the individual and corporate goals and objectives applicable to the compensation of our executive officers
Management	**Chief Executive Officer** - Reviews salary, bonuses, and other compensation for our executive officers (other than himself) - Determines performance goals and objectives, and negotiates new hire packages and employment agreements for new executive officers - Reviews market data gathered by our compensation consultants, and Company operating data when making executive officer compensation recommendations to our Compensation Committee

Chief People Officer

- Assists the Compensation Committee in fulfilling its responsibilities by providing advice on compensation best practices, information regarding attrition and retention at Uber, as well as information regarding employee sentiment on such matters and employee engagement
- Attends meetings (or portions of meetings) to present information and answer questions, while abstaining from the deliberations and final determination of the amounts and/or the components of her own compensation

Compensation Consultants	
	- Assists in identifying external candidates for vacant or new executive officer roles, negotiating new hire packages, advising our board of directors, Compensation Committee, and Chief Executive Officer with respect to the executive compensation market, and generally supporting the design and operation of our executive compensation program
	- In 2019, the Compensation Committee engaged the services of Semler Brossy Consulting Group, an independent national compensation consulting firm, to advise the Committee regarding the Company's executive compensation program, how the program compares to peer company compensation practices, and other executive compensation-related matters
	o In 2019, Semler Brossy did not provide any services to us other than its services as the Compensation Committee's independent compensation consultant, and Semler Brossy did not receive any fees or compensation from us other than the fee it received as an independent compensation consultant. The Compensation Committee confirmed that Semler Brossy's work for the Compensation Committee did not raise any conflicts of interest
	- In addition, the Compensation Committee engaged Jim Williams, an independent compensation advisor, to generally advise the Committee regarding the Company's executive compensation practices
	o In 2019, Mr. Williams did not provide any services to us other than his services as the Compensation Committee's independent compensation advisor, and Mr. Williams did not receive any fees or compensation from us other than the fee he received as an independent compensation advisor
	o The Compensation Committee considered all relevant factors, specifically including the six advisor independence factors under Rule 10C-1(b)(4) under the Exchange Act, in assessing whether Mr. Williams' work for the Compensation Committee in 2019 raised a conflict of interest. Upon completing this assessment, the Compensation Committee determined that no such conflicts of interest have been raised

The chart below describes the Compensation Committee's executive officer pay determination process:

January-March

Prior-year Performance & Incentive Payouts:
- Engage in robust discussions with management regarding both company-wide and individual executive performance for the prior fiscal year
- Approve executive officer incentive payouts based on the CEO's review and recommendations, as well as approve the CEO incentive payouts

Current-year Compensation & Performance Goals:
- Approve current-year equity annual budget, as well as company-wide and individual executive performance goals
- Approve executive officer target compensation levels based on the CEO's recommendations, as well as approve the CEO's target compensation



Approve

Evaluate

Review

Compensation Committee's Executive Officer Pay Determination Process

September-October
- Review and approve compensation consultant's report of selected companies in recommended peer group to assess the competitiveness of executive and Board of Director pay practices and prevalence
- Review Management's Compensation Risk Assessment Report (including both executive and broad-based programs)
- Review compensation consultant's report on executive compensation market trends and any updates on compensation governance

March-December
- Throughout the fiscal year, evaluate year-to-date performance against company-wide and individual goals and objectives
- As needed, review and approve employment agreements, new hire packages, and any equity grants
- Oversee decisions regarding specific equity-based compensation plans, programs, and grants
- Evaluate company-wide attrition and job offer acceptance rates
- Evaluate senior leadership and conduct succession planning

We believe that our Compensation Committee's focus on peer company practices as well as company-wide and individual performance motivates our executive officers to achieve our strategic goals and aligns their interests with those of our stockholders. Our Compensation Committee also considers a combination of the following factors when reviewing and approving executive compensation:

- the criticality of each executive officer's role to the Company;
- the achievement of predefined milestones;
- tax deductibility of compensation;
- the total compensation that may become payable to executive officers in various hypothetical scenarios;
- the pay mix between fixed pay (i.e., base pay) and at-risk incentives (i.e., annual bonuses and long-term incentives);
- the performance of our common stock; and
- compensation levels offered to executives employed by companies in our peer group.

Creation of Our Peer Group of Companies and Use of Market Compensation Data

---

Our compensation consultants prepared a comparator group report for our Compensation Committee, which we refer to as the Peer Group Report. The 2019 Peer Group Report recommended no changes to our existing peer group for purposes of evaluating executive officer compensation in 2019. The peer group included other U.S.-based publicly traded and privately held companies in related industries and prioritized companies that share similar business dynamics with us.

The following companies represent the peer group we used in assessing compensation competitiveness for 2019:

Peer Group

Adobe	Expedia	PayPal
Airbnb	Facebook	salesforce.com
Alphabet	LinkedIn	Snap
Amazon.com	Lyft	Square
Apple	Microsoft	Tesla
Booking Holdings	Netflix	Twitter
eBay	Oracle	Workday

This peer group represents a portfolio of companies, some of which are much smaller than Uber and some much larger, but generally represents companies with similar business dynamics and regulatory challenges, and those with which we aggressively compete for talent. While Uber's revenue and market capitalization are positioned at approximately the median of this portfolio of companies, a primary factor considered was our actual experience in the talent market for executive officers. Recognizing their scale relative to us, our five largest peers are consistent, direct talent competitors and, as such, the Compensation Committee agreed that it was important to include them in the peer group but balanced out with smaller talent competitors. Further, the Compensation Committee also references, as a touchstone and without specifically benchmarking to any given level, compensation data of other broader technology and consumer companies to better understand our competitive positioning.

While the Compensation Committee considers peer data to be a helpful reference to assess the competitiveness and appropriateness of our executive compensation program, it applies its own business judgment and experience to determine individual compensation and does not set or target the compensation of our executives at specific levels or within specified percentile ranges relative to peer company pay levels. We expect that our executive compensation program may change as our business and needs evolve, and as we continue to align our overall executive compensation philosophy and program with those of other leading U.S. publicly-traded companies. Our Compensation Committee will continue to work with our Chief Executive Officer and our compensation consultants to position pay based on a variety of factors, including market data for executive compensation drawn from our peer group.

2019 Executive Compensation Program Components

Employment Agreements. Each NEO's employment agreement generally has no specific term and provides for at-will employment. The employment agreements also set forth each NEO's initial base salary, eligibility for an annual cash incentive opportunity, certain employee benefits, the terms of certain equity grants, and, in some cases, accelerated vesting of equity awards and/or severance benefits upon a qualifying termination of employment. The key terms of employment with each of our NEOs are described below, and any potential payments and benefits due upon a termination of employment or change in control are described and quantified above in the section titled "—Potential Payments Upon Termination or Change in Control."

Base Salary. We provide base salary as a fixed source of compensation for our executive officers for their day-to-day responsibilities, allowing them a degree of certainty in the face of having a meaningful portion of their compensation at risk in the form of equity awards and bonuses contingent on the achievement of specific performance objectives. Our Compensation Committee recognizes the importance of base salaries as an element of compensation that, in certain circumstances, can help attract and retain the highest level of talented and experienced executive officers.

Initial base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us. In determining compensation for our executive officers, we considered compensation opportunities that these executive officers were foregoing from their prior employers, salaries

provided to executive officers in similar roles of our peer companies, each executive officer's anticipated role criticality relative to others at our company, and the determination by our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to attract and retain these executive officers.

Annual Cash Bonus. Our executive annual cash bonus program creates a direct relationship between individual bonus amounts and key business performance measures that align with the interests of our key stakeholders. Each year, the Compensation Committee establishes a target bonus amount for each executive officer. The actual bonuses earned by each executive officer are conditioned upon the achievement of certain individual and company-wide performance goals established by the Compensation Committee, which may differ for each executive officer. Following the close of the fiscal year, the Compensation Committee conducts a comprehensive review of the level of attainment of company-wide and individual performance goals and determines the amount of bonus earned by each executive officer, subject to adjustment or elimination, if deemed appropriate at the Compensation Committee's discretion. This approach ensures comprehensive measurement of performance, which is critical given the pace of change and the importance of innovation and agility in the market in which we operate.

In determining the actual bonuses earned by each executive officer, the Compensation Committee assessed our Key Financial Metrics and Strategic Priorities relative to our financial plan, long-term strategic plan, and external expectations.

Key Financial Metrics and Strategic Priorities



GROSS BOOKINGS

$65B
35% growth
YoY*

ADJ. NET REVENUE

$12.9B
28% growth
YoY*

STRATEGIC PRIORITIES

- Executed Uber's IPO in May 2019
- Executed constructive M&A; acquired Careem and announced an agreement to acquire a majority ownership stake in Cornershop, and secured a $1B investment into ATG from SoftBank, Toyota, and Denso
- Improved the unit economics of our New Mobility business, and scaled that business from 13 markets to 31 markets
- Although we missed our aggressive internal revenue goal for our Freight business, we achieved revenue of $731M in 2019 vs. $356M in 2018
- Our Elevate business established our NYC Uber Copter operations and secured agreements with key partners

RIDES & OVERHEAD
($386M)

+

OTHER BUSINESSES
($2,339M)

=

ADJUSTED EBITDA
($2,725M)

Overachieved vs guidance by +$75 – $175M

RIDES	CORPORATE OVERHEAD	EATS	FREIGHT	OTHER BETS	ATG & OTHER PROGRAMS
$2,071M	($2,457M)	($1,372M)	($217M)	($251M)	($499M)
Overachieved vs internal plan	*Overachieved vs internal plan*	*Underachieved vs internal plan*	*Overachieved vs internal plan*	*Overachieved vs internal plan*	*Overachieved vs internal plan*

* Growth percentages reflected on a constant currency basis

In addition to the above financial and strategic priorities, for fiscal 2019, the Compensation Committee established five Key Company-wide Objectives, described in the table below. Performance against each of these priorities was assessed at the end of the year. No specific weighting was assigned to any of these priorities, and in evaluating performance, the Compensation Committee considered additional factors and/or gave greater or less weighting to specific factors.

	Key Company-wide Objectives	Fiscal 2019 Results
Power the Platform	Invest in user growth, cross-selling, and deepen our customer engagement. Key measures: MAPCs, percentage of cross-selling, trip growth, and average billings per Rides consumer ("Rider") and Eats consumer ("Eater")	• Approximately 111M MAPCs (an increase of 22% YoY), with approximately 68% growth in cross platform users • 32% Trip growth year-over year • Improved our incremental billings per Rider and per Eater
Stand for Safety	Reduce safety incidents, and increase transparency and trust in Uber's commitment to safety	• Publication of a first-of-its-kind U.S. Safety Report • Implemented several new safety features to our ridesharing app (e.g., In-App Emergency Button, rider's ability to report incidents before the ride is over, and RideCheck - Uber's ability to check in with Riders and Drivers) • 73% of Riders and 81% of Drivers in our top five markets agree that "Uber is committed to Safety"
Global Expansion & the Road to a Billion	Expand ridership by gaining new users through low-cost products and sustainable shared rides, unlock new countries and products, and identify additional opportunities for strategic transactions	• Expanded operations to more than 10,000 cities • 159% YoY GB growth in our high priority markets (Argentina, Germany, Italy, Japan, South Korea, and Spain) • Acquired Careem, which will substantially expand our geographic footprint in the Middle East, and also announced an agreement to acquire a majority ownership stake in Cornershop, which will increase our prominence in Latin America and in the grocery delivery space • $1B investment into ATG from SoftBank, Toyota, and Denso
Road to Profitability	Increase usage of premium product Gross Bookings, improve unit economics, and improve cost base leverage by reducing costs as a % of Gross Bookings	• Exited 2019 with 54% YoY growth in premium Gross Bookings in Q4 2019 • Achieved our internal plan to improve our cost based leverage by reducing select fixed costs as a % of GB, and also improved our unit economics by reducing select variable costs as a % of GB
One Uber Culture	Take bold bets on our mission and our people. Increase employee engagement and diversity in both leadership and overall, and decrease voluntary employee attrition	• Increased employee engagement, as measured through our company-wide Pulse Survey, to 69%, and reduced voluntary employee attrition to 13% • Increased percentage of women in leadership roles to 26% globally, and increased the percentage of employees with diverse backgrounds to 10% in the U.S. • Received multiple awards recognizing our D&I efforts including a Best Place to Work by the Disability Equality Index, recognition as a best practices company by the Bloomberg Gender Equality Index, and a Best Place to Work for LGBTQ by the Human Rights Campaign

Lastly, the Compensation Committee considered each NEO's individual performance on functional goals and their contribution to the overall corporate outcome. Individual NEO performance highlights are summarized below:

Individual NEO Performance Highlights

Dara Khosrowshahi, Chief Executive Officer and Director

- Completed one of the largest IPOs in history, raising $8.6B in proceeds (including the PayPal investment)
- Led constructive M&A, including the acquisition of Careem, a $1B investment into ATG, and the announcement of an agreement to acquire a majority ownership stake in Cornershop
- Oversaw the pivot from top line growth to both top line growth and positive Adjusted EBITDA
- Achieved meaningful progress in moving Other Bets forward with Freight revenue reaching $731M in 2019 vs. $356M in 2018, ATG expanding mapping and data collection efforts to five cities, our Elevate business establishing its NYC Uber Copter operations, and continued to expand the reach of our New Mobility offerings
- Continued to lead a dramatic change in internal culture and external perception of the Company, particularly relating to our "We Do the Right Thing" cultural norm and our priority to "Stand for Safety"
- Oversaw the development and publication of the first-of-its-kind Uber U.S. Safety Report

Nelson Chai, Chief Financial Officer

- Completed one of the largest IPOs in history, raising $8.6B in proceeds (including the PayPal investment)
- Effectively pivoted from top line growth to both top line growth and pivot to positive Adjusted EBITDA
- Led a debt offering raising $1.2B
- Led constructive M&A, including the acquisition of Careem, a $1B investment into ATG, and the announcement of an agreement to acquire a majority ownership stake in Cornershop
- Significantly strengthened the financial team and processes to achieve public company quality reporting and controls

Jill Hazelbaker, Senior Vice President, Marketing and Public Affairs

- In addition to responsibilities for Uber's policy and communications, took on Uber's marketing organization responsibilities
- Continued to successfully leverage Uber's brand recognition leading to either improved or maintained leadership positions in key Rides and Eats markets
- Took an important lead in the development and publication of the first-of-its-kind Uber U.S. Safety Report

Nikki Krishnamurthy, Senior Vice President and Chief People Officer

- Executed several complex, high impact organizational redesign initiatives to enable agility and better efficiency for the company
- Led our effort to take bold bets on our mission and people by increasing employee engagement by 6.4%, as measured through our company-wide Pulse Survey, attracting new talent to Uber by increasing our headcount by 21%, flourishing talent mobility, and reducing voluntary employee attrition to 13%
- Continues to lead the "One Uber Culture" and make progress on our effort to increase diversity in both leadership and overall employee population by increasing the percentage of women in leadership roles to 26% globally, and increasing the percentage of employees with diverse backgrounds to 10% in the U.S.

Thuan Pham, Chief Technology Officer

- Placed key focus on operational excellence and product expertise, and continued to advance our leading technology utilized across all segments
- Exceeded targets for both incremental billings and cost savings
- Continued to lay the foundation for back-end infrastructure for velocity and platforms
- Provided thought leadership and recruitment of world-class technical talent

Based on the Compensation Committee's evaluation of our overall fiscal 2019 financial performance, achievement of its key priorities, and each NEO's individual performance, fiscal 2019 annual incentive payouts for each NEO was as follows:

Name	Target Incentive	FY19 Incentive Payout
Dara Khosrowshahi	$2,000,000	$ 2,000,000
Nelson Chai	$ 800,000	$ 1,200,000
Jill Hazelbaker	$ 450,000	$ 1,000,000
Nikki Krishnamurthy	$ 500,000	$ 1,000,000
Thuan Pham	$ 375,000	$ 562,500
Barney Harford[1]	$ 583,333	$ 583,333
Manik Gupta[2]	$ 375,000	$ 0

(1) Effective July 31, 2019, Mr. Harford separated from Uber. Per Mr. Harford's separation agreement, this is a prorated bonus based on time worked during the Plan Year that was reviewed and approved by the Compensation Committee.

(2) As of December 13, 2019, Mr. Gupta stepped down from his role as Chief Product Officer; effective January 10, 2020, Mr. Gupta terminated his employment with Uber and is not eligible for the 2019 year-end bonus.

Equity Compensation. We have historically used equity incentives as a key component of our total compensation package for executive officers. Consistent with our compensation objectives, we believe this approach allows us to attract and retain the highest level of talented and experienced executive officers, aligns our executive officer incentives with the long-term interests of our company and our stockholders, and focuses our executive officers on achieving our strategic goals and furthering our mission. Generally, the Compensation Committee reviews and approves annual equity awards for our NEOs in January, and awards are granted in March. In determining the form, size, frequency, and material terms of executive equity awards, our Compensation Committee customarily considered, among other things, each executive officer's role criticality relative to others at our company, company and individual performance, the equity awards provided to executive officers in similar roles of our peer companies, and the determination of our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to retain these executive officers. In 2019, equity granted to our NEOs generally consisted of time-based RSU grants and/or performance-based RSU grants, as follows:

Name	Time-based	Performance-based[1]	Total Equity
Dara Khosrowshahi	$6,250,000	$6,250,000	$12,500,000
Nelson Chai[2]	—	—	—
Jill Hazelbaker[3]	$8,000,000	—	$ 8,000,000
Nikki Krishnamurthy	$1,500,000	$1,500,000	$ 3,000,000
Thuan Pham	$8,500,000	—	$ 8,500,000
Barney Harford[4]	$ 3,125,000	$ 3,125,000	$ 6,250,000
Manik Gupta	$ 9,567,000	—	$ 9,567,000

(1) Because the accounting grant date for a performance-based equity award occurs when performance targets are approved and the terms of the grant become certain, and we approve performance targets in each of the fiscal years 2019, 2020, and 2021, performance-based equity values in this column differ from what is included in the Summary Compensation Table.

(2) Under the terms of Mr. Chai's employment agreement, he did not receive an equity award in 2019.

(3) Ms. Hazelbaker received an annual equity grant of $3,000,000 in time-based RSUs. In addition, as a result of taking on the additional responsibilities of Uber's marketing organization, she received a one-time grant of $5,000,000 in time-based RSUs.

(4) Upon Mr. Harford's separation (effective July 31, 2019), the above equity grants were forfeited.

Time-based RSU Grants. Time-based RSUs are granted to our executives in recognition of the prior year's performance, as well as to encourage retention, and to align equity ownership with our stockholders. RSUs granted in 2019 to our non-CEO NEOs (other than Mr. Gupta) generally vest over four years, with the first tranche vesting after one year, and monthly thereafter. RSUs granted in 2019 to Mr. Gupta were reflective of his new role as Chief Product Officer, as well as his annual equity grant, and vest monthly over four years, with 10% in the first year, and 30% vesting in each of the remaining three years. Time-based RSUs granted in 2019 to the CEO vest 25% per year over four years.

Performance-based RSU Grants. Performance-based RSUs are granted to certain executive officers to drive the achievement of key financial, operational, and strategic objectives, which aligns the interests of our executives and stockholders. These performance-based RSUs vest, based on the achievement of specified targets, at the end of the three-year performance period, and the recipients can only earn up to the target amount (i.e., 0-100%). The Compensation Committee approved the design illustrated below for our executive performance-based equity. 25% of the award will be evaluated against three financial measures: Gross Bookings, Core Platform Contribution, and Adjusted EBITDA for 2019 (the first measurement period within FY19-FY21), and 25% of the award will be measured based on the performance of certain D&I measures over a single three-year performance period. Following each measurement period within the three-year performance period, 0-100% of the RSUs associated with that year's performance will either be deemed eligible to vest, or be forfeited based on actual performance. RSUs deemed eligible to vest, will vest at the end of the three-year performance period. We believe this design is appropriate given the difficulty in forecasting multi-year financial performance in light of our recent transition to being a publicly traded company operating in an extremely dynamic set of competitive markets, and it allows the company to maintain flexibility in the evolving industry in which we operate. Targets for each fiscal year within the three-year performance period will be established at the beginning of the fiscal year based on Board-approved financial plans and up-to-date market conditions.

FY19-FY21 Performance-based RSU Design


FY19
FY20
FY21
FY22
FY23
2019 Performance RSUs
Year 1
Year 2
Year 3
3-year D&I Goal
2020 Performance RSUs
Year 1
Year 2
Year 3
2021 Performance RSUs
Year 1
Year 2
Year 3
Fiscal 2019 Performance Measures
Gross Bookings 8.33%
Core Platform Contribution 8.33%
Adjusted EBITDA 8.33%
D&I Goal (3-year) 25%

We do not disclose the actual targets pertaining to our performance equity program because we do not otherwise disclose this information, and we believe it would cause competitive harm to do so in this proxy statement. Consistent with financial targets that are communicated to stockholders, performance targets were set at levels necessary to drive stockholder value.

We believe that the above mentioned non-GAAP financial measures are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and they are used by our institutional investors and the analyst community to help them analyze the health of our business.

Additionally, from our corporate offices to Drivers who use our platform across the globe, diversity is one of our greatest priorities. In connection with this focus, we have incorporated D&I goals in the key metrics we use to evaluate the performance of our NEOs and to determine executive compensation. These D&I key performance indicators include growth in the global percentage of women at Uber's manager level and above and growth in the percentage of U.S. underrepresented minority employees at the senior analyst level and above.

Performance-based RSU Results for FY19-FY21

Uber is committed to continuing to work towards delivering against the commitments that we've made to our stockholders, and in an effort to do so, for fiscal 2019 we set aggressive goals for our executives. Fiscal 2019 was a milestone year for Uber on many levels. We surpassed our internal goals on both Core Platform Contribution, as well as Adjusted EBITDA, and although we achieved $65 billion in Gross Bookings, up 35% year-over-year on a constant currency basis, we slightly missed our internal Gross Bookings goal. As a result, a total of 84.4% out of 100% of the fiscal 2019 portion of the FY19-FY21 award becomes eligible to vest following the three-year performance period, and the remainder is forfeited.

FY19 Performance Measures and Results			Summary of Earned Performance-based RSUs		
Performance Measures	**Results**	**% Earned[1]**		**Khosrowshahi**	**Krishnamurthy**
Gross Bookings	$65,001	53.3%	**FY19-FY21 Performance RSUs[2]**	**146,990**	**35,278**
Core Platform Contribution	$699	100%	**FY19 Measurement Period RSUs**	**36,748**	**8,820**
Adjusted EBITDA	($2,725)	100%	RSUs earned[1]	31,024	7,446
Total % Earned		**84.4%**	RSUs forfeited	(5,723)	(1,374)

D&I:				
• % of Women at L5 level and above • % of Underrepresented employees at L4 level and above	Measured at the end of the 3-year performance period	**FY19-FY21 D&I Measure RSUs[3]**	**36,748**	**8,820**

(1) *Reflects the number of performance-based RSUs determined to be eligible to vest following the three-year performance period.*

(2) *Performance measurements for the remaining 50% of the FY19-FY21 performance RSUs will be determined in each respective fiscal year.*

(3) *Performance of the D&I measure representing 25% of the FY19-FY21 performance RSUs will be determined at the end of the three-year performance period.*

In light of the COVID-19 pandemic, the Compensation Committee may reevaluate the performance goals and incentives associated with our executive incentive program later in 2020 when more information regarding the impact of the pandemic is known. We will communicate any material changes in accordance with applicable disclosure obligations.

Other Benefits

Employee Benefits. We provide health, dental, vision, life, and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible U.S. employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining the highest level of talented and experienced executive officers.

Security. Ensuring the safety and security of our employees, including our executive officers, is highly important to us. We provide business-related and personal security services, including certified protection officers, secure meeting spaces and lodging, and residential security, to our executive officers as our security team deems necessary and appropriate. None of these security related costs constitute taxable income for our executive officers. Although we view the security services provided as necessary and appropriate business expenses, we have reported certain costs to the Company of these services in the "All Other Compensation" column of the 2019 Summary Compensation Table below.

Use of Aircraft and Cars. Our executive officers can charter aircraft for business purposes and limited personal travel, and we also cover certain commuting and other personal transportation costs for our executive officers. These perquisites are intended to minimize distractions, further ensure the safety of our executives, and enhance productivity while our executive team pursues our mission of setting the world in motion through our products and technology. Any personal use of aircraft and cars paid for by the Company is reported in the 2019 Summary Compensation Table below.

Relocation Assistance. We believe that the best ideas can come from anywhere. To enable us to attract the highest level of talented and experienced executive officers, certain of our executive officers are eligible to receive or have received relocation assistance when necessary or appropriate, including travel, commuting, and temporary housing costs and reimbursement of moving costs. We also generally offer a tax gross-up to employees, including our executive officers for these payments. Relocation expenses incurred in 2019 are reported in the 2019 Summary Compensation Table below.

Post-employment Compensation. Prior to our IPO, in hiring our executives, we recognized that many of our desired candidates were leaving the security of employment with companies where they had existing severance and change in control compensation benefits. Accordingly, we sought to develop compensation packages that could attract the highest level of talented and experienced executive officers while being sensitive to the need to integrate new executive officers into our existing executive compensation structure. To achieve this balance, we approved severance benefits for certain NEOs in the event of their involuntary terminations of employment, including in connection with a change in control.

In March 2019, our Compensation Committee adopted our 2019 Executive Severance Plan (the "Executive Severance Plan"). The Compensation Committee administers the Executive Severance Plan and designates employees who are eligible to participate. Each of our executive officers is expected to participate in the Executive Severance Plan, in some cases with modifications to address individual circumstances. If a participant in the Executive Severance Plan is terminated by us without cause or resigns for good reason (each as defined in the Executive Severance Plan), and the participant executes and does not revoke a release in our favor, the participant will be eligible for the following benefits (unless modified pursuant to the participant's employment or other participation agreement):

- 12 months (24 months for our Chief Executive Officer) of the participant's then-current base salary and 100% (200% for our Chief Executive Officer) of the participant's then-current target bonus (payable in a lump sum if the termination of employment occurs within one year after a change in control, and otherwise payable in equal installments in accordance with our standard payroll procedures);

- an additional lump sum cash payment equal to 12 times the monthly premiums for the health and dental benefit coverage in effect immediately preceding the participant's termination (or 18 months for our Chief Executive Officer if the termination occurs during the 15-month period beginning three months before a change in control);

- pro rata monthly vesting of service-based equity awards that would otherwise vest less frequently than monthly, for the months that elapsed between the prior vest date and the participant's termination; and

- if the termination occurs during the 15-month period beginning three months before a change in control, all service-based vesting conditions applicable to the participant's equity awards lapse, and all performance-based vesting conditions will be deemed satisfied at a level reasonably determined by the Compensation Committee based on actual performance as of the date of the termination.

We believe that these agreements encourage our executive officers to continue normal business operations, remain dedicated to innovating and exploring potential business combinations that may not be in their personal best interests, and maintain a balanced perspective in making overall business decisions during potentially uncertain periods. These arrangements similarly support our executive officers in making "big bold bets" on transactions that maximize stockholder value, even though they may result in a change in control and termination of an executive officer's employment. We believe the size and terms of these benefits appropriately balance the costs and benefits to our stockholders. We also believe these benefits were consistent with the benefits offered by companies with whom we compete for talent, and accordingly allow us to recruit and retain the highest level of talented and experienced executive officers.

Other Compensation Matters

Compensation Risk Assessment

As part of our annual compensation-related risk review, we conducted an analysis to determine whether any risks arising from compensation policies and practices are reasonably likely to have a material adverse effect on the Company in light of our overall business, strategy, and objectives. Management, in concert with the Compensation Committee, reviews and evaluates both cash and equity incentive plans across executive and non-executive employee populations, as well as other compensation-related policies to which our employees are subject.

The process of our assessment is two pronged and evaluates both (i) material enterprise risks related to our business that may be exacerbated by compensation policies and practices and (ii) the potential risks arising from attributes in our compensation practices, performance criteria, payout curves and leverage, pay mix, and verification of performance results.

After reviewing the results of the analysis, the Compensation Committee and management believe our current compensation policies and practices (i) balance an appropriate risk and reward profile in relation to our overall business strategy and (ii) do not encourage our employees to take excessive or inappropriate risks that would have a material adverse effect on the Company.

Stock Ownership Guidelines

In an effort to align our directors' and executive officers' interests with those of our stockholders, we have adopted stock ownership guidelines that became effective upon the closing of our IPO. Within three years of becoming subject to the guidelines, our non-employee directors are expected to hold Uber stock valued at ten times their annual cash retainer. Within five years of becoming subject to the guidelines, our executive officers are expected to hold Uber stock valued at a multiple of their annual base salaries, consisting of ten times annual base salary for our Chief Executive Officer and three times annual base salary for our other executive officers.

Prohibition on Hedging and Pledging Shares

Our insider trading policy provides that Company employees and directors may not engage in derivative transactions involving the Company's securities. Our insider trading policy further prohibits Company employees and directors from hedging or lending Company securities in any transaction, including by entering into any short sales, swaps, options, puts, calls, forward contracts, or any other similar derivatives transaction. Finally, we do not let our directors or employees pledge their securities for margin loans or any other speculative transactions.

Clawback Policy

Under our clawback policy, which became effective upon the closing of our IPO, our board of directors may seek to recover equity compensation from an executive officer awarded after the date of the policy in connection with a material breach by an executive officer of restrictive covenants in agreements between us and the officer, or accounting restatements as a result of material non-compliance with any financial reporting requirement as a result of the officer's misconduct.

Tax and Accounting Considerations

Deductibility of executive compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") denies a publicly-traded corporation a federal income tax deduction for remuneration in excess of $1 million per year per person paid to executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer, and the next three highly compensated executive officers. The regulations under Section 162(m) provide us, as a new publicly-traded company, transition relief from the $1 million deduction limitation until our first stockholders meeting at which directors are elected in the year that is three years following our IPO. Our Compensation Committee will continue to monitor regulatory developments and consider the potential effects of Section 162(m) of the Code on the deductibility of compensation paid to our executives. Although our Compensation Committee is mindful of the benefits of tax deductibility when determining executive compensation, we believe that we should not be constrained by the requirements of Section 162(m) where those requirements would impair our flexibility in attracting and retaining the highest level of talented and experienced executive officers and in compensating our executive officers in a manner that best promotes our mission and strategic objectives. As such, we have not adopted a policy that requires that all compensation be deductible; however, we intend to continue to compensate our executive officers in a manner that is fair, competitive, and in the best interests of our company and our stockholders.

Taxation of "parachute" payments and deferred compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code. We have not agreed to provide our executive officers, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 4999 or Section 409A of the Code.

Accounting treatment. The accounting impact of our executive compensation program is one of many factors that are considered in determining the size and structure of our executive compensation program, so that we can ensure that it is reasonable and in the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

Aside from Ryan Graves, who resigned from the Board effective May 27, 2019, none of the directors who are currently or who were members of our Compensation Committee during 2019, are either currently, or have been at any time, one of our officers or employees. None of our executive officers currently serves, or served during 2019, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. See the section titled "Certain Relationships and Related Person Transactions" for information about related party transactions involving members of our Compensation Committee or their affiliates.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on its review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2019 Annual Report on Form 10-K.

The Compensation Committee
David Trujillo (Chair)
Wan Ling Martello
Ronald Sugar

Compensation Tables

Summary Compensation Table

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Dara Khosrowshahi								
Chief Executive Officer & Director	**2019**	**$1,000,000**	**$2,000,000**	**$37,434,334**[2]	**$ 0**	**$ 0**	**$1,993,899**[3]	**$42,428,233**
	2018	$ 1,000,000	$ 2,000,000	$ 40,133,692[2][4]	$ 0	$ 0	$ 2,197,010[5]	$ 45,330,702
Nelson Chai								
Chief Financial Officer	**2019**	**$ 800,000**	**$1,200,000**	**$ 0**[6]	**$ 0**	**$ 0**	**$ 484,796**[7]	**$ 2,484,796**
	2018	$ 250,000[8]	$ 429,589[8]	$ 17,763,517	$9,225,000	$ 0	$ 285,824[9]	$ 27,953,930
Jill Hazelbaker								
SVP, Marketing and Public Affairs	**2019**	**$1,500,002**	**$1,000,000**	**$ 8,002,285**	**$ 0**	**$ 0**	**$ 0**	**$10,502,287**
Thuan Pham								
Chief Technology Officer	**2019**	**$ 491,667**	**$ 562,500**	**$ 8,499,961**	**$ 0**	**$ 0**	**$ 0**	**$ 9,554,127**
	2018	$ 416,667[10]	$ 825,000[11]	$ 7,499,979	$3,930,000	$ 0	$ 0	$ 12,671,646
Nikki Krishnamurthy								
SVP & Chief People Officer	**2019**	**$ 500,000**	**$1,000,000**	**$ 2,381,220**	**$ 0**	**$ 0**	**$ 302,062**[12]	**$ 4,183,282**
	2018	$ 125,000	$ 252,055	$ 5,573,222	$3,658,000	$ 0	$ 74,177[13]	$ 9,682,454
Barney Harford								
Former Chief Operating Officer	**2019**	**$ 291,667**[14]	**$ 583,333**[14]	**$ 4,960,845**[15]	**$ 0**	**$ 0**	**$1,771,892**[16]	**$ 7,607,737**
	2018	$ 500,000	$ 1,000,000	$ 26,272,355	$19,581,250	$ 0	$ 260,720[17]	$ 47,614,325
Manik Gupta								
Former Chief Product Officer	**2019**	**$ 500,000**	**$ 0**	**$ 9,567,000**	**$ 0**	**$ 0**	**$ 127**[18]	**$ 10,067,127**

(1) Except as described in Notes 2 and 4, the reported amounts reflect the grant date fair value of RSUs calculated in accordance with FASB ASC Topic 718. Because the grant date for a performance-based award occurs for accounting purposes when performance targets are approved, and our 2019 performance-based RSU awards contain performance targets that are approved at the beginning of our 2019, 2020, and 2021 fiscal years based on up-to-date market conditions, for those awards the values in this column include the following for 2019: 50% of the total 2019 performance-based RSUs (i.e., 25% representing the 2019 targets approved for Gross Bookings, Core Platform Contribution, and Adjusted EBITDA, and 25% representing the D&I goals approved for 2019-2021). We expect to include the value of the remaining 50% of the 2019 performance-based RSUs in the Summary Compensation Tables in 2020 (for 25% of the award) and in 2021 (for 25% of the award) following the approval of 2020 and 2021 targets. For more information regarding the assumptions we used to calculate the grant date fair values for RSUs and performance-based RSUs, see the heading "Stock Based Compensation Expense" in Note 11 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2019.

(2) In accordance with FASB ASC Topic 718, and based on the terms of Mr. Khosrowshahi's employment agreement dated August 30, 2017, the accounting grant date of Mr. Khosrowshahi's sign-on RSU award was August 30, 2017. In order to reflect the economic value received by Mr. Khosrowshahi when the number of his sign-on RSUs were determined and the RSUs were legally granted (July 31, 2018 and July 22, 2019), the amounts reported for these RSUs in 2018 and 2019 of $27,499,963 and $27,512,554, respectively, were based on the fair value of the RSUs on the legal grant date. Such grants are identified in the "Outstanding Equity Awards as of December 31, 2019" table below.

(3) *Includes reimbursements for relocation expenses in the amount of $2,633, a related tax gross-up payment of $2,016, and a premium of $127 for long-term disability insurance. Also includes costs incurred for Mr. Khosrowshahi's security and personal safety, including $1,392,569 for costs we incurred related to Mr. Khosrowshahi's business and personal travel in Uber-provided vehicles and $596,554 in business and personal security costs for Mr. Khosrowshahi, including the installation and maintenance of required security measures for Mr. Khosrowshahi's personal residences.*

(4) *Mr. Khosrowshahi's employment agreement dated August 30, 2017 provided for an initial RSU award of which 50% vests annually over four years and 50% vests upon the achievement of certain performance milestones that were approved on May 8, 2018. Pursuant to FASB ASC Topic 718, the accounting grant date of the 50% service vested portion of the award was August 30, 2017, and the accounting grant date of the performance-based portion was May 8, 2018, when the performance targets were approved. In order to reflect the economic value received by Mr. Khosrowshahi when his sign-on RSU award was legally granted, the full award value is reported in this table in 2018 when the award was legally granted (May 8, 2018). The amount reported for this RSU award of $12,633,728 is based on the fair value of the RSUs on the legal grant date. Such grant is identified in the "Outstanding Equity Awards as of December 31, 2019" table below.*

(5) *Includes reimbursements for relocation expenses, temporary housing costs, and commuting expenses in the amount of $89,000, plus a related tax gross-up payment of $98,357. Also includes a premium of $127 for long-term disability insurance, business and personal security costs for Mr. Khosrowshahi in the aggregate amount of $2,009,526, and de minimis amounts for his personal travel on charter flights.*

(6) *Consistent with the terms of Mr. Chai's employment agreement, he did not receive an equity award in 2019.*

(7) *Includes reimbursements for temporary housing costs and commuting expenses in the amount of $181,246, plus a related tax gross-up payment of $165,667. Also includes $137,882 in business and personal security expenses.*

(8) *Mr. Chai was appointed as our Chief Financial Officer in September 2018. Accordingly, his salary and bonus reflect prorated amounts for 2018.*

(9) *Includes reimbursements for temporary housing costs and commuting expenses in the amount of $123,387, plus a related tax gross-up payment of $144,729. Also includes $17,708 in business and personal security expenses.*

(10) *Amount reflects an annual salary of $250,000 through February 28, 2018 and of $450,000 commencing March 1, 2018.*

(11) *Includes $150,000 representing a retention bonus approved by our Compensation Committee in 2017.*

(12) *Includes reimbursements for relocation expenses, temporary housing costs, and commuting expenses in the amount of $165,554, plus a related tax gross-up payment of $136,509.*

(13) *Includes reimbursements for relocation expenses, temporary housing costs, and commuting expenses in the amount of $34,136, plus a related tax gross-up payment of $40,041.*

(14) *Effective July 31, 2019, Mr. Harford separated from Uber. As such, his salary and bonus reflect prorated amounts for 2019.*

(15) *Upon Mr. Harford's separation the above equity grant was forfeited.*

(16) *Includes reimbursements for temporary housing costs in the amount of $4,465, plus a related tax gross-up payment of $2,927, and $39,500 in business and personal security expenses. Also includes 10 months of his 12 month cash severance in the amount of $625,000 and supplemental benefits in the amount of $1,000,000.*

(17) *Includes a reimbursement for temporary housing costs in the amount of $40,236, plus a related tax gross-up payment of $31,347. Also includes $189,137 in business and personal security expenses.*

(18) *Includes a premium of $127 for long-term disability insurance.*

Grants of Plan–Based Awards Table

The following table shows all plan-based awards granted to our NEOs during 2019. The equity awards granted during 2019 identified in the table below are also reported below in "—Outstanding Equity Awards as of December 31, 2019." For additional information regarding incentive plan awards, please refer to "—Employee Benefits and Stock Plans" below.

Name	Grant Date[1]	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Dara Khosrowshahi							
	—	2/24/2019	2,000,000				
	7/22/2019	—				629,722	$27,512,554[4]
	4/14/2019	2/24/2019		—	—	146,989	$ 6,614,505
	4/14/2019	2/24/2019		18,374	73,495	—	$ 3,307,275
Nelson Chai							
	—	—		—	—	—	$ 0
	—	—		—	—	—	$ 0
Jill Hazelbaker							
	3/1/2019	1/28/2019		—	—	70,555	$2,999,999
	8/1/2019	7/22/2019		—	—	114,495	$ 5,002,287
Thuan Pham							
	3/1/2019	1/28/2019		—	—	199,905	$ 8,499,961
Nikki Krishnamurthy							
	4/14/2019	1/28/2019		—	—	35,277	$ 1,587,465
	4/14/2019	1/28/2019		4,410	17,639	—	$ 793,755
Manik Gupta							
	1/28/2019	—		—	—	225,000	$9,567,000
Barney Harford							
	4/14/2019	1/28/2019		—	—	73,494	$ 3,307,230
	4/14/2019	1/28/2019		9,187	36,747	—	$ 1,653,615

(1) The vesting schedule applicable to each award is set forth in the "—Outstanding Equity Awards as of December 31, 2019" table.

(2) Except where indicated, there are no threshold levels applicable to our equity incentive plan awards listed in this table, and none of our equity incentive plan awards contain maximum levels.

(3) Except as described in Note 4, the reported amounts reflect the grant date fair value of shares underlying stock awards and stock options, calculated in accordance with FASB ASC Topic 718. Because the grant date for a performance-based award occurs for accounting purposes when performance targets are approved, and our 2019 performance-based RSU awards contain performance targets that are approved at the beginning of our 2019, 2020, and 2021 fiscal years based on up-to-date market conditions, for those awards the values in this table include the following for 2019: 50% of the total 2019 performance-based RSUs (i.e., 25% representing the 2019 targets approved for Gross Bookings, Core Platform Contribution, and Adjusted EBITDA, and 25% representing the D&I goals approved for 2019-2021).

(4) In accordance with FASB ASC Topic 718, and based on the terms of Mr. Khosrowshahi's employment agreement dated August 30, 2017, the accounting grant date of Mr. Khosrowshahi's sign-on RSU award was August 30, 2017. In order to reflect the economic value received by Mr. Khosrowshahi when the number of the second portion of his sign-on RSUs was determined and the RSUs were legally granted (July 22, 2019), the amount reported for that award in 2019 is the fair value of the RSUs on the legal grant date.

Outstanding Equity Awards as of December 31, 2019

The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2019.

Name	Grant Date	Approval Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Dara Khosrowshahi	9/5/2017	5/8/2018	—	—	1,750,000[2]	$ 33.65[3]	9/4/2024	—	—	—	—
	9/5/2017	5/8/2018	300,000	450,000[4]	—	$ 33.65[3]	9/4/2024	—	—	—	—
	5/8/2018		—	—	—	—	—	139,302[5]	$ 4,142,841	—	—
	5/8/2018		—	—	—	—	—	—	—	185,735[6]	$ 5,523,759
	4/14/2019	2/24/2019	—	—	—	—	—	—	—	73,495[7]	$ 2,185,741
	4/14/2019	2/24/2019	—	—	—	—	—	146,989[8]	$ 4,371,453	—	—
	7/22/2019[9]		—	—	—	—	—	629,722[10]	$18,727,932	—	—
Nelson Chai	9/10/2018	8/29/2018	—	—	500,000[11]	$ 40.60	9/9/2028	—	—	—	—
	9/10/2018	8/29/2018	—	—	—	—	—	—	—	246,305[12]	$ 7,325,111
	9/10/2018	8/29/2018	—	—	—	—	—	169,335[13]	$ 5,036,023	—	—
Jill Hazelbaker	3/14/2017		—	—	—	—	—	4,238[14]	$ 126,038	—	—
	5/4/2017		—	—	—	—	—	20,504[15]	$ 609,789	—	—
	3/21/2018		—	—	—	—	—	41,790[15]	$ 1,242,835	—	—
	3/1/2019	1/28/2019	—	—	—	—	—	70,555[16]	$ 2,098,306	—	—
	8/1/2019	7/22/2019	—	—	—	—	—	114,495[17]	$ 3,405,081	—	—
Thuan Pham	3/21/2018		—	—	—	—	—	125,371[18]	$ 3,728,534	—	—
	3/21/2018		—	—	250,000[19]	$ 33.65	3/20/2028	—	—	—	—
	3/1/2019	1/28/2019	—	—	—	—	—	199,905[20]	$ 5,945,175	—	—
Nikki Krishnamurthy	10/29/2018		—	—	—	—	—	69,410[21]	$ 2,064,253	—	—
	10/29/2018		—	—	—	—	—	—	—	48,955[22]	$ 1,457,111
	10/29/2018		—	—	200,000[23]	$ 40.82	10/28/2028	—	—	—	—
	4/14/2019	1/28/2019	—	—	—	—	—	35,227[24]	$ 1,049,138	—	—
	4/14/2019	1/28/2019	—	—	—	—	—	—	—	17,639[25]	$ 524,584
Manik Gupta	3/14/2017		—	—	—	—	—	957[26]	$ 28,461	—	—
	5/8/2018		—	—	—	—	—	112,500[27]	$ 3,345,750	—	—
	1/28/2019		—	—	—	—	—	196,875[28]	$ 5,855,063	—	—

(1) The market value is based on the closing price of our common stock on December 31, 2019 of $29.74 per share.

(2) 20% of these options vest annually commencing on September 5, 2018, provided that Mr. Khosrowshahi remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) the consummation of an offering and our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(3) On May 8, 2018, we repriced this option grant to shorten the term from 10 years to seven years and to reduce the exercise price from $41.65 per share to $33.65 per share. The fair value of the option grant did not materially change as a result of this repricing.

(4) 20% of these options vest annually commencing on September 5, 2018, provided that Mr. Khosrowshahi remains in continuous service with us as our Chief Executive Officer.

(5) RSUs vest 50% on each of January 1, 2020 and January 1, 2021, provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer, or subject to the occurrence of a change in control (as defined in his employment agreement).

(6) These RSUs vest on March 21, 2021 in amounts based on our and Mr. Khosrowshahi's performance between January 1, 2018 and December 31, 2020 as determined by metrics including our revenue growth, improvements in our safety record, and the occurrence of our IPO, provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer, and subject to the earlier to occur of a change in control (as defined in his employment agreement). Notwithstanding the foregoing, 100% of these RSUs vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(7) These RSUs vest on March 16, 2022 in amounts based on our and Mr. Khosrowshahi's performance between January 1, 2019 and December 31, 2021 as determined by metrics including Gross Bookings, Core Platform Contributions, Adjusted EBITDA, and D&I, provided that Mr. Khosrowshahi remains in continuous service with us. Based on actual performance in 2019, 5,723 of these RSUs were forfeited in 2020.

(8) 25% of these RSUs vest annually commencing on March 1, 2019, provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer.

(9) In accordance with FASB ASC Topic 718, and based on the terms of Mr. Khosrowshahi's employment agreement dated August 30, 2017, the accounting grant date of Mr. Khosrowshahi's sign-on RSU award was August 30, 2017. In order to reflect that the number of RSUs in the second portion of his sign-on award was determined and the RSUs were legally granted on July 22, 2019, and to align with disclosure of this award in other tables, the award is identified in this table by the legal grant date.

(10) 100% of these RSUs vest on the earliest of (i) July 1, 2020, (ii) termination of Mr. Khosrowshahi's employment by us for no cause or by him for good reason, and (iii) immediately prior to the closing of a change in control, in each case provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer until such date. These RSUs are not transferable for one year (unless Mr. Khosrowshahi's employment is terminated by him for good reason or by us without cause, each as defined in his employment agreement).

(11) 20% of these options vest annually commencing on September 10, 2019, provided that Mr. Chai remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(12) Provided Mr. Chai remains employed with us as of September 10, 2021, 50% of these RSUs vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $100 billion and (ii) provided Mr. Chai remains employed with us as of September 10, 2022, the remaining 50% vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion, in each case (a) based on the average closing price of our common stock during such period, (b) irrespective of whether Mr. Chai remains in continuous service with us upon such achievement and (c) provided such achievement occurs prior to September 9, 2025.

(13) 1/48 of these RSUs vest monthly, provided that Mr. Chai remains in continuous service with us.

(14) 1/36 of these RSUs vest monthly, provided that Ms. Hazelbaker remains in continuous service with us.

(15) 1/48 of these RSUs vest monthly, provided that Ms. Hazelbaker remains in continuous service with us.

(16) 25% of these RSUs vest on March 16, 2020, and 1/48 monthly thereafter, provided that Ms. Hazelbaker remains in continuous service with us.

(17) 10% of these RSUs vest on July 16, 2020, and 1/40 monthly thereafter, provided that Ms. Hazelbaker remains in continuous service with us.

(18) 1/48 of these RSUs vest monthly, provided that Mr. Pham remains in continuous service with us.

(19) 20% of these options vest annually commencing on March 1, 2019, provided that Mr. Pham remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(20) 25% of these RSUs vest on March 16, 2020, and 1/48 monthly thereafter, provided Mr. Pham remains in continuous service with us.

(21) 1/48 of these RSUs vest monthly, provided that Ms. Krishnamurthy remains in continuous service with us.

(22) Provided Ms. Krishnamurthy remains employed with us as of October 1, 2021, 50% of these RSUs vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $100 billion and (ii) provided Ms. Krishnamurthy remains employed with us as of October 1, 2022, the remaining 50% vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion, in each case (a) based on the average closing price of our common stock during such period, (b) irrespective of whether Ms. Krishnamurthy remains in continuous service with us upon such achievement and (c) provided such achievement occurs prior to October 29, 2025.

(23) 20% of these options vest annually commencing on October 1, 2019, provided that Ms. Krishnamurthy remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(24) 25% of these RSUs vest on March 16, 2020, and 1/48 monthly thereafter, provided Ms. Krishnamurthy remains in continuous service with us.

(25) These RSUs will vest on March 16, 2022 in amounts based on Ms. Krishnamurthy's performance between January 1, 2019 and December 31, 2021 as determined by metrics including Gross Bookings, Core Platform Contributions, Adjusted EBITDA, and D&I, provided that Ms. Krishnamurthy remains in continuous service with us. Based on actual performance in 2019, 1,374 of these RSUs were forfeited in 2020.

(26) 1/36 of these RSUs vest monthly, had Mr. Gupta remained in continuous service with us.

(27) 1/48 of these RSUs vest monthly, had Mr. Gupta remained in continuous service with us.

(28) 1/120 of these RSUs vest monthly commencing on November 1, 2018. and 1/40 monthly commencing on November 2, 2019 , had Mr. Gupta remained in continuous service with us.

Stock Option Exercises and Stock Vested During 2019

The following table shows information regarding options that were exercised by our NEOs during 2019 and each vesting of stock during fiscal year 2019.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Dara Khosrowshahi	723,773	$32,075,328
Nelson Chai	76,970	$ 2,467,965
Jill Hazelbaker	629,589	$27,507,944
Thuan Q Pham	270,219	$11,851,899
Nikki Krishnamurthy	28,581	$ 838,586
Barney Harford	182,600	$ 7,285,295
Manik Gupta	296,927	$12,673,260

(1) Reflects the closing price of our common stock on the vesting date multiplied by the number of shares vested.

Pension Benefits

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2019.

Nonqualified Deferred Compensation

Our NEOs did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2019.

Potential Payments Upon Termination or Change in Control

The following table quantifies the amount of cash payments and the value of any equity acceleration our NEOs would have received in connection with certain terminations of employment or in connection with a change in control as if such termination of employment or change in control had occurred on December 31, 2019. The benefits reflected in the table below are based on our Executive Severance Plan, which became effective in connection with our IPO, as well as grandfathered severance provisions documented in amended employment agreements we entered into with certain NEOs. For purposes of the descriptions below, the "change in control period" generally means the period beginning three months before and ending twelve months following a change in control transaction, but in some cases excludes the three months prior to such event. In order to receive the severance benefits described below, each executive is required to enter into an effective release of claims against us. Additional information regarding our employment agreements for our NEOs and our Executive Severance Plan is contained in our Compensation Discussion and Analysis under the headings "Employment Agreements" and "Post-employment Compensation."

Name	Termination or Change in Control Event	Salary ($)	Bonus ($)	Continued Benefits ($)	Other Supplemental Benefit ($)	Equity Acceleration ($)[1]	Total ($)
Dara Khosrowshahi[2]	Involuntary termination (non-CIC)	$2,000,000	$4,000,000	$ 17,350	$ 0	$18,727,932	$ 24,745,282
	Involuntary termination upon a change in control	$2,000,000	$4,000,000	$34,700	$ 0	$27,242,227	$ 33,276,927
	Employment continues upon a change in control	$ 0	$ 0	$ 0	$ 0	$27,242,227	$ 27,242,227
Nelson Chai[3]	Involuntary termination (non-CIC)	$ 800,000	$ 800,000	$ 0	$ 0	$ 1,831,300	$ 3,431,300
	Involuntary termination upon a change in control	$ 800,000	$ 800,000	$ 0	$ 0	$ 5,036,023	$ 6,636,023
	Employment continues upon a change in control	$ 0	$ 0	$ 0	$ 0	$ 5,036,023	$ 5,036,023
Jill Hazelbaker[4]	Involuntary termination (non-CIC)	$1,500,000	$ 450,000	$ 18,507	$ 0	$ 579,008	$ 2,547,515
	Involuntary termination upon a change in control	$1,500,000	$ 450,000	$ 18,507	$ 0	$7,482,049	$ 9,450,556
Thuan Pham[4]	Involuntary termination (non-CIC)	$ 500,000	$ 375,000	$ 17,357	$ 0	$ 1,238,552	$ 2,130,909
	Involuntary termination upon a change in control	$ 500,000	$ 375,000	$ 17,357	$ 0	$9,673,708	$10,566,066
Nikki Krishnamurthy[5]	Involuntary termination (non-CIC)	$ 500,000	$ 500,000	$ 16,924	$ 0	$ 1,187,548	$ 2,204,472
	Involuntary termination upon a change in control	$ 500,000	$ 500,000	$ 16,924	$ 0	$ 3,113,391	$ 4,130,315
Manik Gupta[6]	Involuntary termination (non-CIC)	$ 500,000	$ 375,000	$ 0	$ 0	$ 3,814,125	$ 4,689,125
	Involuntary termination upon a change in control	$ 500,000	$ 375,000	$ 0	$ 0	$ 3,814,125	$ 4,689,125
Barney Harford[7]	Involuntary termination (non-CIC)	$ 500,000	$1,000,000	$ 0	$1,100,000	$ 3,130,749	$ 5,730,749

(1) Value of equity accelerations is calculated based on the $29.74 closing price of Uber stock on December 31, 2019, unless otherwise noted below.

(2) As defined in Mr. Khosrowshahi's grandfathered severance provisions, upon termination of his employment by us without cause or by him for good reason, he would receive 24 months of his current base salary and 200% of his target bonus for the current fiscal year (payable in equal installments in accordance with our standard payroll procedures), cash payments equivalent to the cost of continued health and welfare benefits for up to 12 months following his termination, accelerated vesting of all service-based vesting conditions applicable to his RSUs that were granted on July 22, 2019, and accelerated vesting of the portion of his options not subject to any performance condition (as described above in the section titled "—Outstanding Equity Awards as of December 31, 2019") equal to (i) 20% multiplied by (ii) a fraction equal to the number of days actually elapsed since the most recent anniversary of the start date of his employment, divided by the number of actual days between such anniversary and the next anniversary. Upon termination of his employment by us without cause or by him for good reason during a change in control period, he would receive the same salary and target bonus benefit described above, continued health and welfare benefits for up to 24 months following the termination, accelerated vesting of all service-based vesting conditions applicable to all of his equity awards (other than certain awards subject to performance conditions, if those conditions had not been met at the time of termination). In the event of a change in control in which any of Mr. Khosrowshahi's equity awards were to be terminated for no consideration, all of his service-based equity awards that otherwise could have been terminated would have vested in full and become immediately exercisable or settled.

(3) As defined in Mr. Chai's grandfathered severance provisions, upon termination of his employment by us without cause or by him for good reason, he would receive 12 months of his current base salary and 100% of current target bonus (payable in equal installments in accordance with our standard payroll procedures), accelerated satisfaction of the service-based vesting conditions of his RSUs that were granted on September 10, 2018 and are subject only to a service condition, as if he had remained employed by us for an additional 12 months. Performance-based RSUs and options granted on September 10, 2018 (as described above in the section titled "—Outstanding Equity Awards as of December 31, 2019"), will remain outstanding for 12 months following his termination date, and if such conditions had been met within 12 months, such RSUs and options will vest without consideration of any service-based vesting conditions. Upon termination of his employment by us without cause or by him for good reason during a change in control period, the would receive the same salary and target bonus benefit described above, and accelerated vesting of his RSUs that were granted on September 10, 2018 and are subject only to a service condition. In the event of a change in control in which any of Mr. Chai's equity awards were to be terminated for no consideration, all of his service-based equity awards that otherwise could have been terminated would have vested in full and become immediately exercisable or settled.

(4) *Severance benefits for Ms. Hazelbaker, and Mr. Pham are based on the Executive Severance Plan, which became effective in connection with our IPO. Benefits upon termination of employment by us without cause or by the executive for good reason would include their current base salary plus a prorated portion of their annual bonus target (payable in equal installments in accordance with our standard payroll procedures), cash payments equivalent to the cost of continued health and welfare benefits for up to 12 months following the termination, and acceleration of prorated time-based vesting of any equity awards held them that are subject to a vesting schedule for which vesting dates occur less frequently than monthly as if the award had a monthly vesting schedule. Upon termination of employment by us without cause or by them for good reason during a change in control period, they would receive the same salary and target bonus benefit described above, and accelerated vesting of their RSUs that are subject only to a service condition. In the event of a termination during a change in control, the plan administrator will determine the level of satisfaction of performance-based vesting conditions of any awards subject to a performance condition. As of December 31, 2019, performance conditions applicable to such awards had not been satisfied, and therefore are excluded from the benefits above.*

(5) *As defined in Ms. Krishnamurthy's grandfathered severance provisions, upon termination of her employment by us without cause or by her for good reason, she would receive 12 months of her current base salary and 100% of her current target bonus (payable in equal installments in accordance with our standard payroll procedures), accelerated satisfaction of the service-based vesting conditions of her RSUs granted that are subject only to a service condition, as if she had remained employed by us for an additional 12 months. Upon termination of her employment by us without cause or by her for good reason during a change in control period, she would receive the same salary and target bonus benefit described above, and accelerated vesting of her RSUs that are subject only to a service condition.*

(6) *As defined in Mr. Gupta's grandfathered severance provisions, upon termination of his employment by us without cause or by him for good reason, he would receive a lump sum payment of 12 months of his current base salary and prorated annual cash bonus, and accelerated vesting of all service-based vesting conditions applicable to all outstanding equity as if he had remained employed for an additional 12 months following his termination.*

(7) *Effective July 31, 2019, in connection with Mr. Harford's separation from Uber, we entered into an agreement with Mr. Harford pursuant to which he received $1,725,000 in 2019, and 12 months vesting of the service-based conditions of his RSUs granted on January 30, 2018. In addition, Mr. Harford will receive installments of $125,000 per month through July 16, 2020, subject to his compliance with confidentiality, cooperation, and non-disparagement covenants in his agreement.*

Proposal 2 — Advisory Vote to Approve 2019 Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, we are requesting stockholder approval, on a non-binding advisory basis, of the compensation of our NEOs during 2019, as described in the “Compensation Discussion and Analysis” section of this proxy statement beginning on page 44.

As discussed in greater detail in the “Compensation Discussion and Analysis” section in this proxy statement, our compensation program is designed to achieve the following objectives:

- **Attract and Retain Talent.** Attract and retain a highly talented team of executives who possess and demonstrate strong leadership, exceptional followership, and world-class management capabilities. ***Provide competitive compensation, both in the form of cash and equity, to assist in motivating and retaining existing talent while also attracting new talent.***

- **Alignment with Stockholders.** Align the executive officer’s incentives with Company performance and the interest of our stockholders. ***A strong emphasis on equity compensation and bonuses linked to achieving company and individual performance goals aligns with our entrepreneurial spirit and incentivizes our executive officers to maximize stockholder value.***

- **Pay-for-Performance.** Reward our executive officers for their performance and motivate them to achieve the Company’s short- and long-term strategic goals. ***In 2019, 94% of our CEO’s target compensation and 82% of our other named executive officer’s average target compensation was at-risk.***

- **Reinforce Cultural Norms.** Promote doing the right thing, working tirelessly to earnt the rust of our consumers and users, acting like owners, valuing ideas over hierarchy, making bold bets, and celebrating differences and drive to harness the power of global technology in achieving Company success. ***In 2019, the Compensation Committee established key company-wide priorities which were assessed as part of setting compensation for our executive officers, including Safety and Diversity and Inclusion metrics.***


CEO Target Compensation
6%
Salary
13%
Cash Bonus
81%
Long-term
Equity
94%
AT-RISK
COMPENSATION


Other NEOs Average Target Compensation
18%
Salary
15%
Cash Bonus
67%
Long-term
Equity
82%
AT-RISK
COMPENSATION

We urge you to carefully read the Compensation Discussion and Analysis section of this proxy statement for additional details on the Company’s executive compensation, including our compensation philosophy and the 2019 compensation of our NEOs. Our board of directors believes that our executive compensation program is effective in implementing our compensation philosophy.

Although the advisory vote is non-binding, the board and the Compensation Committee will consider feedback obtained through this process in making future decisions about our executive compensation program.

Vote Required and Recommendation of the Board of Directors

The advisory vote on the compensation of our NEOs will be approved by the affirmative vote of the majority of votes properly cast (i.e., the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions and “broker non-votes” will have no effect on the outcome of the vote.

Our board of directors recommends a vote **“FOR”** the approval, on a non-binding advisory basis, of the 2019 compensation of our NEOs.

Proposal 3— Advisory Vote to Approve the Frequency of the Advisory Vote on Executive Compensation

As required by Section 14A of the Securities Exchange Act of 1934, we are seeking your advisory vote on how often the Company should hold a say-on-pay vote. You may specify whether you prefer the vote to occur every year, two years, or three years, or may abstain from voting on this proposal. Stockholders will have an opportunity to cast an advisory vote on the frequency of the say-on-pay vote at least every six years.

Our board of directors recommends that future say-on-pay votes occur every year. We believe it is consistent with best corporate governance practices and therefore, we recommend stockholders vote to hold the say-on-pay vote every year. We believe an annual vote promotes accountability and transparency in view of recent changes to our executive compensation program and the continuing evolution of our business.

Although the vote is non-binding, our board of directors will consider the vote results in determining the frequency of future say-on-pay votes. The Company will announce its decision on the frequency of say-on-pay votes in a Form 8-K filed with the SEC no later than 150 days after the 2020 annual meeting. Our board of directors may change the vote frequency based on the nature of our compensation programs, input from our stockholders, and our board of directors' views.

Vote Required and Recommendation of the Board of Directors

Stockholders have the choice of voting for advisory votes on NEO compensation to occur once every one, two or three years, or abstaining from the vote. The choice receiving the highest number of votes will be given due regard by, but will not be binding on, the board of directors. Abstentions and "broker non-votes" will not have any effect on the outcome of this vote.

 Our board of directors recommends a vote, on a non-binding advisory basis, for future stockholder advisory votes on NEO compensation to be held every year.

Proposal 4 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2020. Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the board considers the selection of the independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of PricewaterhouseCoopers LLP for ratification by stockholders as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will review its future selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm.

The board considers the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2020 to be in the best interests of the Company and its stockholders. The Company expects representatives of PwC to attend the 2020 annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Audit Committee Report

The Audit Committee oversees and monitors the Company's financial reporting process and systems of internal accounting and financial controls on behalf of the board of directors. In fulfilling these responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2019. The Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters required to be discussed with the independent registered public accounting firm under generally accepted auditing standards, including Auditing Standard No. 1301. In addition, the Audit Committee has received the written disclosures and the letter from PwC required by the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from the company and its management.

Based on the considerations referred to above, the Committee recommended to our board of directors, and the board of directors subsequently approved the recommendation, that the audited financial statements for the year ended December 31, 2019 be included in our Annual Report on Form 10-K for 2019 and selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2020. This report is provided by the following independent directors, who constitute the Committee:

John Thain (Chair)
Ursula Burns
Amanda Ginsberg
Yasir Al-Rumayyan

Fees Paid to the Independent Registered Public Accounting Firm

The Audit Committee engaged PricewaterhouseCoopers LLP to perform an annual audit of the Company's financial statements for the fiscal year ended December 31, 2019. The Audit Committee was responsible for determination and approval of audit fees primarily based on audit scope, with consideration of audit team skills and experiences.

Pursuant to SEC rules, the fees billed by PricewaterhouseCoopers LLP are disclosed in the table below:

Fees Paid to PricewaterhouseCoopers LLP

(in thousands)	FY 2018	FY 2019
Audit Fees	$ 17,389	$ 24,726
Audit Related Fees	$ 720	$ 1,287
Tax Fees	$ 768	$ 310
All Other Fees	30	$ 7
PwC Total Fees	$18,907	$26,330

Audit Fees

Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, statutory audits of our domestic and international subsidiaries, issuances of consents and similar matters. This category also includes fees for services incurred in connection with our initial public offering and nonrecurring transactions closed in 2019.

Audit-related Fees

Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees". For fiscal 2019, this includes fees billed for professional services with respect to the airport and city fee audits, and regulatory audits.

Tax Fees

Consists of fees for professional services for domestic and international tax advisory and compliance services.

All Other Fees

Consists of fees for permitted products and services other than those that meet the criteria above.

The Audit Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Pre-Approval Policy

The Audit Committee is required to pre-approve all audit, audit-related, tax and non-audit services performed by the independent registered accounting firm to ensure that the provision of such services does not impair its independence. Pre-approval is generally provided for twelve months from the date of pre-approval, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific fee. The Audit Committee has delegated pre-approval authority to its chairperson or any other committee member designated by the chairperson for requests received between scheduled meetings of the committee. All of the audit, audit-related, tax and non-audit services provided by PwC in fiscal year 2019 and related fees were approved in accordance with the Audit Committee's policy.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes properly cast on this proposal will constitute approval of the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020. Abstentions will not have any effect on the outcome of the proposal.

 Our board of directors recommends a vote **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020.

Additional Information

Annual Meeting Information

In connection with the 2020 Annual Meeting, which will take place on May 11, 2020, our board of directors has provided these materials to you, either over the Internet or via mail. The Notice of Internet Availability (the "Notice") was mailed to Company stockholders beginning March 30, 2020, and our proxy materials were posted on the website referenced in the Notice on that same date. The Company, on behalf of the board of directors, is soliciting your proxy to vote your shares at the 2020 annual meeting of stockholders. We solicit proxies to give stockholders of record an opportunity to vote on matters that will be presented at the annual meeting. In the proxy statement, you will find information on these matters, which is provided to assist you in voting your shares.

1. What is the Notice and why did I receive it but no proxy materials by mail or email?

Unless you have requested that we provide a copy of our proxy materials (including our 2019 annual report) to you by mail or email, we are providing only the Notice to you by mail or email. The Notice will instruct you as to how you may access and review the proxy materials on the Internet. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet. If you received the Notice by mail or email and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice. This proxy statement is dated March 30, 2020 and distribution of the Notice to stockholders is scheduled to begin on or about March 30, 2020. We have adopted this procedure pursuant to rules adopted by the SEC in order to conserve natural resources and reduce our costs of printing and distributing the proxy materials, while providing a convenient method for stockholders to access the materials and vote.

2. Who can vote?

You can vote if, as of the close of business on March 16, 2020 (the record date), you were a stockholder of record of the Company's common stock and are entitled to vote at the 2020 Annual Meeting and any adjournment or postponement thereof. Each share of Company stock gets one vote. On March 16, 2020, there were 1,727,296,298 shares of common stock issued and outstanding.

3. How do I vote shares held under my name?

Most stockholders can vote by proxy in three ways:

- By Internet — You can vote via the Internet by following the instructions in the Notice or by accessing, before the meeting, www.proxyvote.com or, during the meeting, www.virtualsharheoldermeeting.com/uber2020 and following the instructions contained on that website;
- By Telephone — In the United States and Canada, you can vote by telephone by following the instructions in the Notice or by calling 1-800-690-6903 and following the instructions; or
- By Mail — You can vote by mail by requesting a full packet of proxy materials be sent to your home address. Upon receipt of the materials, you may fill out the enclosed proxy card and return it per the instructions on the card.

Proxies are solicited by and on behalf of our board of directors. Dara Khosrowshahi (our Chief Executive Officer), Nelson Chai (our Chief Financial Officer) and Derek Anthony West (our Chief Legal Officer and Corporate Secretary) have been designated as proxy holders by our board of directors. If you vote by proxy, your shares will be voted at the annual meeting as you direct. If you sign your proxy card but do not specify how you want your shares to be voted, they will be voted as the board of directors recommends ("FOR" the election of nine director nominees named in this proxy statement, "FOR" the advisory vote to approve the 2019 compensation of our NEOs, "ANNUAL" frequency for the say-on-pay vote, and "FOR" the ratification of the appointment of PwC as the Company's independent for 2020, and in accordance with the judgment of the persons voting the proxy on any other matters properly brought before the meeting, if any such matters are properly raised at the meeting).

You can also vote at the virtual annual meeting if you are the stockholder of record. If you are the beneficial owner and want to vote your shares at the annual meeting, you will need to request a legal proxy from your bank, broker, or other nominee well in advance of the 2020 Annual Meeting. We encourage you to vote your proxy by Internet, telephone, or mail prior to the meeting, even if you plan to participate in the virtual meeting.

If you experience any technical difficulties or have any questions regarding the virtual meeting website, please call 800-586-1548 (U.S.) or 303-562-9288 (International), and we will endeavor to assist you. If there are any technical issues in convening or hosting the meeting, we plan to promptly post information to our investor relations website, investor.uber.com, including information on when the meeting will be reconvened.

4. Can I change or revoke my vote after I return my proxy card?

Yes. If you are the stockholder of record, you can change or revoke your proxy before the 2020 Annual Meeting by Internet, telephone, or mail prior to 11:59 p.m. Eastern Time on May 10, 2020, or by participating in the virtual annual meeting and voting. If you are the beneficial owner of shares held in street name, you must follow the instructions for changing or revoking your proxy provided by your broker, bank, or other nominee.

You are the "stockholder of record" for any Company shares that you own directly in your name.

You are a "beneficial stockholder" of shares held in street name if your Company shares are held in an account with a broker, bank, or other nominee as custodian on your behalf. The broker, bank, or other nominee is considered the stockholder of record of these shares, commonly referred to as holding the shares in "street name." As the beneficial owner, you have the right to instruct the broker, bank, or other nominee how to vote your shares.

2020 Proxy Statement 74

5. How do I vote shares not held under my name?

If your shares are held in street name by a nominee, the Notice or proxy materials, as applicable, are being forwarded to you by that organization, and you should follow the instructions for voting as set forth on that organization's voting instruction card.

Under the rules and practices of the New York Stock Exchange ("NYSE"), if you hold shares through a nominee, your nominee is permitted to vote your shares on certain "routine" matters in its discretion even if the nominee does not receive instructions from you. The proposal to ratify the appointment of PwC is considered a "routine"

matter, and your nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal. The proposals to elect directors; to approve, on an advisory basis, the compensation of our NEOs; and to approve, on an advisory basis, the frequency of stockholder approval of the compensation of our NEOs, are "non-routine" matters. The absence of voting instructions from you to your nominee on these "non-routine" matters will result in a "broker non-vote" because the nominee does not have discretionary voting power for those proposals. "Broker non-votes" and "withhold" votes do not constitute votes properly cast favoring or opposing proposals on "non-routine" matters.

6. What vote is required for approval of proposals?

Proposal 1: Election of nine director nominees named in this proxy statement.	Each of the nine nominees for director who receives a majority of votes cast will be elected as a member of our board of directors (i.e., the number of shares voted "FOR" the proposal must exceed the number of shares voted "AGAINST" the proposal). Abstentions and "broker non-votes" will not have any effect on the outcome of this vote.
Proposal 2: Advisory vote to approve 2019 named executive officer compensation.	To pass, the proposal to approve, on an advisory basis, the 2019 compensation of our NEOs must be approved by the affirmative vote of the majority of votes properly cast (i.e., the number of shares voted "FOR" the proposal must exceed the number of shares voted "AGAINST" the proposal). The vote will be given due regard by, but will not be binding on, the board of directors. Abstentions and "broker non-votes" will not have any effect on the outcome of this vote.
Proposal 3: Advisory vote to approve the frequency (i.e. every one, two, or three years) of the say-on-pay vote.	Stockholders have the choice of voting for a frequency of advisory votes every one, two or three years, or abstaining from the vote. The choice receiving the highest number of votes will be given due regard by, but will not be binding on, the board of directors. Abstentions and "broker non-votes" will not have any effect on the outcome of this vote.
Proposal 4: Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020.	To pass, the proposal to ratify the appointment of PricewaterhouseCoopers LLP must be approved by the affirmative vote of the majority of votes properly cast. Abstentions will not have any effect on the outcome of this proposal, but your nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal.

7. Who bears the cost of the Company's proxy solicitation?

The Company will bear the cost of the solicitation of proxies by the Company. Proxies may be solicited by officers, directors, and employees of the Company, none of whom will receive any additional compensation for their services. D.F. King & Co., Inc. may solicit proxies on behalf of the Company at a cost we anticipate will not exceed $25,000. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email, or the Internet. The Company will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. The Company will pay all proxy solicitation costs.

8. How do I participate in the 2020 Annual Meeting virtually?

The annual meeting will be conducted virtually via a webcast available at www.virtualshareholdermeeting.com/uber2020. You are entitled to participate in the annual meeting via the webcast if you were a stockholder as of the close of business on March 16, 2020, the record date, or hold a valid proxy for the meeting. To be admitted to the annual meeting at www.virtualshareholdermeeting.com/uber2020, you must enter the 16-digit control number found next to the label "Control Number" for postal mail recipients or within the body of the email sending you the Proxy Statement. If you do not have your 16-digit control number, you will be able to login as a guest but will not be able to vote your shares or submit questions during the meeting.

The stockholders' question and answer session will include questions submitted in advance of, and questions submitted live during, the 2020 Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your Control Number. Questions may be submitted during the 2020 Annual Meeting through www.virtualshareholdermeeting.com/uber2020.

9. Why were my proxy materials included in the same envelope as other people at my address?

Stockholders of record who have the same address and last name and have not previously requested electronic delivery of proxy materials will receive a single envelope containing the Notices for all stockholders having that address. The Notice for each stockholder will include that stockholder's unique control number needed to vote his or her shares. This procedure reduces our printing costs and postage fees. If you prefer to receive a separate copy of the proxy materials, please call us at 1-800-579-1639 in the U.S., or inform us in writing at: www.proxyvote.com, or by email at sendmaterial@proxyvote.com. We will promptly deliver a separate copy of the proxy materials in response to any such request. If, in the future, you do not wish to participate in householding, you should contact us at the above phone number, address or email.

For those stockholders who have the same address and last name and who request to receive a printed copy of the proxy materials by mail, we will send only one copy of such materials to each address unless one or more of those stockholders notifies us, in the same manner described above, that they wish to receive a printed copy for each stockholder at that address.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

Your Vote is Important

Please vote your proxy promptly so your shares can be represented, even if you plan to participate in the virtual annual meeting. You can vote by Internet, by telephone, or by requesting a printed copy of the proxy materials and using the enclosed proxy card.

Our proxy tabulator, Broadridge Financial Solutions, Inc. must receive any proxy that will not be delivered electronically at the virtual annual meeting by 11:59 p.m. Eastern Time on May 10, 2020.

2021 Annual Meeting Information

Specific information on how to file notices, proposals, and/or recommendations pursuant to either SEC Rule 14a-8 or the provisions in the Company's Regulations is noted in the following sections. All notices/proposals/recommendations should be sent to:

Uber Technologies, Inc.
c/o Corporate Secretary
1455 Market Street, 4th Floor
San Francisco, California 94103

2021 Annual Meeting Date and Stockholder Proposals

It is anticipated that the 2021 annual meeting of stockholders will be held on May 10, 2021. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at that meeting, all stockholder proposals must be received by the Company on or before the close of business on November 30, 2020.

Annual Meeting Advance Notice Requirements

The Company's bylaws establish an advance notice procedure for stockholders to present business to be conducted at the 2021 annual meeting of stockholders.

In order for a stockholder to present a proposal at the 2021 annual meeting of stockholders pursuant to the advance notice bylaw, the Company must receive written notice of the proposal no earlier than January 11, 2021 and no later than February 9, 2021, and the written notice must comply with the requirements set forth in the Company's bylaws.

The Nominating and Governance Committee will consider director nominees recommended by stockholders as set forth below.

- Under the Company's bylaws, a stockholder who wishes to directly nominate a director candidate at the 2021 annual meeting of stockholders must give the company written notice no earlier than January 11, 2021 and no later than February 9, 2021. The notice must contain prescribed information about the candidate and about the stockholder proposing the candidate, in accordance with the requirements set forth in the Company's bylaws.

- The Nominating and Governance Committee and the board of directors evaluate each nominee based on the selection criteria listed in the Corporate Governance Guidelines, including those nominees recommended by stockholders.

Other Matters

The board of directors is not aware of any other matters that will be presented for consideration at the 2020 Annual Meeting. However, if any other matters are properly brought before the 2020 Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

Appendix A

Supplemental Information About Financial Measures

To supplement our financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"), we use the following non-GAAP financial measures in this proxy statement: Adjusted Net Revenue; Rides Adjusted Net Revenue; Eats Adjusted Net Revenue; and Adjusted EBITDA. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results.

We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management's internal comparisons to our historical performance. We believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business.

There are a number of limitations related to the use of non-GAAP financial measures. In light of these limitations, we provide specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP.

Financial measures in the Proxy Summary and Business/ Performance Highlights of this proxy statement, unless otherwise indicated are reproduced from our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020.

Non-GAAP Reconciliations

Adjusted Net Revenue Reconciliation

	Three Months Ended				Year Ended
	March 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019	Dec 31, 2019
	(in millions)				
Adjusted Net Revenue reconciliation:					
Revenue	$3,099	$ 3,166	$ 3,813	$ 4,069	$ 14,147
Deduct:					
Excess Driver incentives	(303)	(263)	(259)	(322)	(1,147)
Driver referrals	(35)	(30)	(21)	(17)	(103)
Adjusted Net Revenue	$2,761	$2,873	$3,533	$3,730	$12,897

Rides Adjusted Net Revenue Reconciliation

	Year Ended Dec. 31, 2019
Rides Adjusted Net Revenue reconciliation:	(in millions)
Rides revenue	$10,745
Deduct:	
Excess Driver incentives	(41)
Driver referrals	(82)
Rides Adjusted Net Revenue	$10,622

Eats Adjusted Net Revenue Reconciliation

	Year Ended Dec. 31, 2019
Eats Adjusted Net Revenue reconciliation:	(in millions)
Eats revenue	$2,510
Deduct:	
Excess Driver incentives	(1,106)
Driver referrals	(21)
Eats Adjusted Net Revenue	$1,383

Adjusted EBITDA Reconciliation

	Three Months Ended				Year Ended
	March 31, 2019	June 30, 2019	Sept 30, 2019	Dec 31, 2019	Dec 31, 2019
	(in millions)				
Net income (loss) attributable to Uber Technologies, Inc.	$(1,012)	$(5,236)	$(1,162)	$(1,096)	$(8,506)
Add (deduct):					
Net income (loss) attributable to non-controlling interests, net of tax	(4)	(10)	3	5	(6)
Provision for (benefit from) income taxes	19	(2)	3	25	45
Loss from equity method investment, net of tax	6	10	9	9	34
Interest expense	217	151	90	101	559
Other (income) expense, net	(260)	(398)	(49)	(15)	(722)
Stock-based compensation expense	11	3,941	401	243	4,596
Depreciation and amortization	146	123	102	101	472
Restructuring charges	—	—	45	12	57
Asset impairment/loss on sale of assets	8	—	—	—	8
Payroll tax on IPO stock—based compensation	—	86	—	—	86
Driver appreciation award	—	299	—	—	299
Legal, tax, and regulatory reserve changes and settlements	—	380	(27)	—	353
Adjusted EBITDA	$ (869)	$ (656)	$ (585)	$ (615)	$(2,725)

Key Terms for Our Key Metrics and Non-GAAP Financial Measures

2018 Divested Operations. We define 2018 Divested Operations as our operations in (i) Southeast Asia prior to the sale of those operations to Grab and (ii) Russia/CIS prior to the formation of our Yandex Taxi joint venture.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss), excluding (i) income (loss) from discontinued operations, net of income taxes, (ii) net income (loss) attributable to non-controlling interests, net of tax, (iii) provision for (benefit from) income taxes, (iv) income (loss) from equity method investment, net of tax, (v) interest expense, (vi) other income (expense), net, (vii) depreciation and amortization, (viii) stock-based compensation expense, (ix) certain legal, tax, and regulatory reserve changes and settlements, (x) asset impairment/loss on sale of assets, (xi) acquisition and financing related expenses, (xii) restructuring charges and (xiii) other items not indicative of our ongoing operating performance.

Adjusted EBITDA Margin as a Percentage of ANR We define Adjusted EBITDA margin as a percentage of ANR as Adjusted EBITDA divided by Adjusted Net Revenue.

Adjusted Net Revenue ("ANR"). We define Adjusted Net Revenue as revenue less (i) excess Driver incentives and (ii) Driver referrals. We believe that Adjusted Net Revenue is informative of our top line performance because it measures the total net financial activity reflected in the amount earned by us after taking into account all Driver and restaurant earnings, Driver incentives, and Driver referrals. Adjusted Net Revenue is lower than revenue in all reported periods. Freight Adjusted Net Revenue, Other Bets Adjusted Net Revenue and ATG and Other Technology Programs Adjusted Net Revenue are equal to GAAP net revenue in all periods presented.

Driver. Driver refers to an independent driver or delivery person who uses our platform to provide Rides services, Eats services, or both. The number of Drivers in a quarterly period is defined as the number of Drivers who provided a ride or delivered a meal on our platform at least once in a given month, averaged over each month in the quarter.

Driver or restaurant earnings. Driver or restaurant earnings refer to the net portion of the fare or the net portion of the order value that a Driver or a restaurant retains, respectively.

Constant Currency. We compare the percent change in our current period results from the corresponding prior period using constant currency disclosure. We present constant currency growth rate information to provide a framework for assessing how our underlying revenue and ANR performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period's monthly exchange rates for our transacted currencies other than the U.S. dollar.

Driver incentives. Driver incentives refer to payments that we make to Drivers, which are separate from and in addition to the Driver's portion of the fare paid by the consumer. For example, Driver incentives could include payments we make to Drivers should they choose to take advantage of an incentive offer and complete a consecutive number of trips or a cumulative number of trips on the platform over a defined period of time. Driver incentives are recorded as a reduction of revenue to the extent they are not excess Driver incentives (as defined below).

Driver referrals. Driver referrals refer to payments that we make to existing Drivers to refer new Drivers onto our platform. Driver referrals are recorded in sales and marketing expenses, as they represent the receipt of a distinct service of customer acquisition for which there is evidence of fair value.

Excess Driver incentives. Excess Driver incentives refer to cumulative payments, including incentives but excluding Driver referrals, to Drivers that exceed the cumulative revenue that we recognize from Drivers with no future guarantee of additional revenue. Cumulative payments to Drivers could exceed cumulative revenue from Drivers as a result of Driver incentives or when the amount paid to Drivers for a Trip exceeds the fare charged to the consumer. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization.

Gross Bookings. We define Gross Bookings as the total dollar value, including any applicable taxes, tolls, and fees, of Rides and New Mobility rides, Eats meal deliveries, and amounts paid by Freight shippers, in each case without any adjustment for consumer discounts and refunds, Driver and restaurant earnings, and Driver incentives. Gross Bookings do not include tips earned by Drivers. Gross Bookings exclude the impact of our 2018 Divested Operations.

Monthly Active Platform Consumers ("MAPCs"). We define MAPCs as the number of unique consumers who completed a Rides or New Mobility ride or received an Eats meal on our platform at least once in a given month, averaged over each month in the quarter. While a unique consumer can use multiple product offerings on our platform in a given month, that unique consumer is counted as only one MAPC. MAPCs exclude the impact of our 2018 Divested Operations.

Other Bets. The Other Bets segment consists of multiple investment stage offerings. The largest investment within the segment is our New Mobility offering that refers to products that provide consumers with access to rides through a variety of modes, including dockless e-bikes and e-scooters. It also includes Transit, UberWorks and our Incubator group.

Segment Adjusted EBITDA. We define each segment's Adjusted EBITDA as segment revenue less the following direct costs and expenses of that segment: (i) cost of revenue, exclusive of depreciation and amortization; (ii) operations and support; (iii) sales and marketing; (iv) research and development; and (v) general and administrative. Segment Adjusted EBITDA also reflects any applicable exclusions from Adjusted EBITDA and excludes the impact of our 2018 Divested Operations.

Segment Adjusted EBITDA margin. We define each segment's Adjusted EBITDA margin as the segment Adjusted EBITDA as a percentage of segment Adjusted Net Revenue. Segment Adjusted EBITDA margin demonstrates the margin that we generate after direct expenses. We believe that each segment's Adjusted EBITDA margin is a useful indicator of the economics of our segments, as it does not include indirect Corporate G&A and Platform R&D.

Take Rate. We define Take Rate as Adjusted Net Revenue as a percentage of Gross Bookings. For purposes of Take Rate, Gross Bookings include the impact of our 2018 Divested Operations.

Trips. We define Trips as the number of completed consumer Rides or New Mobility rides and Eats meal deliveries in a given period. For example, an UberPOOL ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip. Trips exclude the impact of our 2018 Divested Operations.

Uber

 **111M**
MAPCs

 **69**
Countries

 **10,000+**
Cities

 **7B**
Trips



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